                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-19987

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*                                                                         *
*  THIS PROSPECTUS SUPPLEMENT RELATES TO AN EFFECTIVE REGISTRATION        *
*  STATEMENT UNDER THE SECURITIES ACT OF 1933, AND IS SUBJECT TO          *
*  COMPLETION OR AMENDMENT.                                               *
*                                                                         *
***************************************************************************


                 SUBJECT TO COMPLETION, DATED JANUARY 24, 1997

     PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JANUARY 22, 1997

                                  $300,000,000

                            [Diamond Offshore Logo]

                      % Convertible Subordinated Notes Due 2007

Interest payable February 15 and August 15                 Due February 15, 2007

                               ------------------

The Notes are convertible into Common Stock of Diamond Offshore Drilling, Inc. (the "Company" or "Diamond Offshore") at any time following the date of original issuance thereof, unless previously redeemed, at a conversion price of
$          per share, subject to adjustment in certain events. On January 23,
1997, the reported last sale price of the Common Stock on the New York Stock Exchange was $68 3/4 per share.

The Notes are redeemable, in whole or in part, at the option of the Company at any time on or after February 22, 2001 at the redemption prices set forth herein plus accrued interest. See "Description of Notes -- Optional Redemption." The Notes are unsecured general obligations of the Company, are subordinated in right of payment to all existing and future Senior Indebtedness (as defined) of the Company and are structurally subordinated to all liabilities of the Company's subsidiaries. The Indenture does not restrict the incurrence of Senior Indebtedness or other indebtedness by the Company or its subsidiaries. At January 23, 1997, the Company had approximately $74.6 million of outstanding Senior Indebtedness.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                       Underwriting
                                                     Price to         Discounts and        Proceeds to
                                                    Public(1)          Commissions        Company(1)(2)
                                                 ----------------    ----------------    ----------------
Per Note.....................................               %                     %                 %
Total (3)....................................     $                     $                 $

(1)  Plus accrued interest, if any, from             , 1997.

(2)  Before deduction of expenses payable by the Company, estimated at $750,000.

(3) The Company has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus Supplement, to purchase up to an additional $45,000,000 principal amount of Notes solely to cover over-allotments. If the option is exercised in full, the total price to the
     public will be $          , underwriting discounts will be $          and
     proceeds to the Company will be $          .

                               ------------------

The Notes are offered by the several Underwriters when, as and if issued by the Company, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the Notes, in book-entry form, will be made through the facilities of The Depository
Trust Company on or about             , 1997, against payment therefor in
immediately available funds.

CREDIT SUISSE FIRST BOSTON
                        MERRILL LYNCH & CO.
                                              SALOMON BROTHERS INC
                 Prospectus Supplement dated January   , 1997.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE NOTES AND THE COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE NOTES PURSUANT TO EXEMPTIONS FROM RULES 10B-6 AND 10B-7 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

     MERRILL LYNCH SPECIALISTS INC. ("MLSI"), AN AFFILIATE OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, ONE OF THE UNDERWRITERS, ACTS AS A SPECIALIST IN THE COMMON STOCK OF THE COMPANY PURSUANT TO THE RULES OF THE
NEW YORK STOCK EXCHANGE, INC. UNDER AN EXEMPTION GRANTED BY THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 1995, MLSI WILL BE PERMITTED TO CARRY ON ITS ACTIVITIES AS A SPECIALIST IN THE COMMON STOCK FOR THE ENTIRE PERIOD OF THE DISTRIBUTION OF THE NOTES. THE EXEMPTION IS SUBJECT TO THE SATISFACTION BY MLSI OF THE CONDITIONS SPECIFIED IN THE EXEMPTION.

                           FORWARD-LOOKING STATEMENTS

     WHEN INCLUDED IN THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS OR IN DOCUMENTS INCORPORATED HEREIN BY REFERENCE, THE WORDS "EXPECTS," "INTENDS," "ANTICIPATES," "ESTIMATES" AND ANALOGOUS EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS INHERENTLY ARE SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS, GENERAL ECONOMIC AND BUSINESS CONDITIONS, INDUSTRY FLEET CAPACITY, CHANGES IN FOREIGN AND DOMESTIC OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITY, COMPETITION, CHANGES IN FOREIGN POLITICAL, SOCIAL AND ECONOMIC CONDITIONS, REGULATORY INITIATIVES AND COMPLIANCE WITH GOVERNMENTAL REGULATIONS, CUSTOMER PREFERENCES AND VARIOUS OTHER MATTERS, MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL. THESE FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE OF THIS PROSPECTUS SUPPLEMENT. THE COMPANY EXPRESSLY DISCLAIMS ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT CONTAINED HEREIN TO REFLECT ANY CHANGE IN THE COMPANY'S EXPECTATIONS WITH REGARD THERETO OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY STATEMENT IS BASED.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements of the Company (the "Consolidated Financial Statements") and notes thereto included and incorporated by reference in this Prospectus Supplement. All capitalized terms used and not otherwise defined in this Summary have the respective meanings assigned to them elsewhere in this Prospectus Supplement. Unless the context otherwise requires, references herein and in the Prospectus to the "Company" or "Diamond Offshore" shall mean Diamond Offshore Drilling, Inc. and its subsidiaries. Unless otherwise indicated, the information in this Prospectus Supplement assumes that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

     The Company, through wholly owned subsidiaries, engages worldwide in the contract drilling of offshore oil and gas wells and is a leader in deep water drilling. The Company's fleet of 46 mobile offshore drilling rigs is one of the largest in the world and includes the largest fleet of semisubmersible rigs. The fleet is comprised of 30 semisubmersibles, 15 jack-ups and one drillship. In addition, the Company operates a jack-up rig under bareboat charter, which will terminate in 1997. The Company operates the largest fleet of semisubmersibles currently working in the U.S. Gulf of Mexico.

     Diamond Offshore Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "DO." For the period from October 1, 1996 through January 23, 1997, the high and low closing prices of the Common Stock as reported by the NYSE were $73 and $54 1/4 per share, respectively. For the high and low closing prices for earlier periods, see "Price Range of Common Stock."

     The Company is a Delaware corporation with its principal executive offices located at 15415 Katy Freeway, Houston, Texas 77094, where its telephone number is (281) 492-5300.

RECENT DEVELOPMENTS

     Financial Results. On January 23, 1997, the Company announced its earnings for the year and the fourth quarter ended December 31, 1996. The following financial information should be read in conjunction with the financial information contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 and the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996.

                                                      NINE MONTHS ENDED           YEAR ENDED
                                                        SEPTEMBER 30,            DECEMBER 31,
                                                     --------------------    --------------------
                                                       1996        1995        1996        1995
                                                     --------    --------    --------    --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total revenues....................................... $424,473   $238,582    $611,430    $336,584
Operating income.....................................  129,830      2,898     213,491      11,650
Net income (loss)....................................   90,234    (12,920)    146,388      (7,026)
Net income per share.................................     1.50         --        2.35          --
Pro forma net income per share.......................       --         --          --        0.20

     Rig Upgrade Program. During 1996, the Company moved aggressively to implement one of the key elements of its business strategy by commencing substantial upgrades of three of its Victory-class semisubmersible rigs (the Ocean Quest, the Ocean Star and the Ocean Victory), and a major upgrade of its drillship, the Ocean Clipper I, to provide it with ultra-deep water and dynamic positioning capability. The Victory-class projects generally include enhancements to provide additional hull buoyancy, thus allowing greatly increased variable deck load capacity, the addition of new self-contained chain/wire mooring systems and drilling system upgrades, including the installation of top-drive drilling systems, new blowout prevention systems, third mud pumps and increased liquid mud capacity. The Company believes that the upgraded Victory-class rigs will be competitive with fourth-generation semisubmersibles in the U.S. Gulf of Mexico deep water drilling market. The Company sought to mitigate financial risk associated with these upgrades by deferring commencement until term commitments were secured with major integrated or large independent oil companies with projected contract revenues substantially covering the upgrade costs. One of the Victory-class upgrade projects, the Ocean Quest, is completed and the rig is currently working in the Gulf of Mexico in 2,559 feet of water. Deliveries of the two remaining Victory-class rigs are expected in the first and fourth quarters of 1997, while delivery of the drillship is anticipated in the second quarter of 1997.

     Contract Extension. In November 1996 the Company signed a one-year contract extension with a major integrated oil company for its fourth-generation semisubmersible, the Ocean Valiant, which is expected to operate during the contract term in the U.S. Gulf of Mexico. The contract extension commenced on January 1, 1997 and is expected to generate revenues of approximately $45.3 million.

                                  THE OFFERING

Securities Offered............   $300,000,000 aggregate principal amount
                                 ($345,000,000 aggregate principal amount if the
                                 Underwriters' over-allotment option is
                                 exercised in full) of      % Convertible
                                 Subordinated Notes Due 2007 (the "Notes").

Maturity Date.................   February 15, 2007.

Interest Payment Dates........   Interest on the Notes will be payable in cash
                                 semi-annually on each February 15 and August
                                 15, commencing on August 15, 1997.

Conversion Rights.............   The Notes are convertible, in whole or in part,
                                 at the option of the holder at any time
                                 following the date of original issuance thereof
                                 and prior to the close of business on the
                                 business day immediately preceding the maturity
                                 date, unless previously redeemed, into shares
                                 of Common Stock of the Company, par value $0.01
                                 per share ("Common Stock"), at a conversion
                                 price of $          per share (equivalent to a
                                 conversion rate of           shares per $1,000
                                 principal amount of Notes), subject to
                                 adjustment in certain circumstances. Upon conversion, any accrued interest will be deemed paid by the appropriate portion of the Common
                                 Stock received by the holder upon such
                                 conversion.

Sinking Fund..................   None.

Optional Redemption...........   The Notes are redeemable, in whole or from time
                                 to time in part, at the option of the Company, at any time on or after February 22, 2001 at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. See "Description of Notes --
                                 Optional Redemption."

Repurchase Right of Holders...   Upon the occurrence of a Change in Control (as
                                 defined in the Indenture), holders of the Notes may elect to require the Company to repurchase their Notes, in whole or in part, at a purchase price equal to 100% of the principal amount thereof plus accrued interest through the date of repurchase. See "Description of
                                 Notes -- Certain Rights to Require Repurchase of Notes."

Ranking.......................   The Notes are general unsecured obligations of
                                 the Company, subordinated in right of payment to the prior payment in full of all Senior
                                 Indebtedness (as defined in the Indenture) and effectively subordinated in right of payment to the prior payment in full of all indebtedness of the Company's subsidiaries. The Indenture does not restrict the Company's ability to incur Senior Indebtedness or additional indebtedness of the Company's subsidiaries. At
                                 Janu-
                                 ary 23, 1997, Senior Indebtedness of the
                                 Company was approximately $74.6 million in principal amount and the Company's subsidiaries had no indebtedness for borrowed money. See
                                 "Description of Notes -- Subordination of
                                 Notes."

Denomination and Registration
of
   Notes......................   The Notes are represented by a global Note (the
                                 "Global Note") in full registered form, without coupons, which will be deposited with a custodian for, and registered in the name of, The Depository Trust Company (the "DTC") in The
                                 City of New York. Beneficial interests in the Global Note will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Unless certain conditions specified in the Indenture are met, certificated Notes will not be issued in exchange for beneficial interests in the Global Note. See "Description of Notes -- Form,
                                 Denomination and Registration."

Use of Proceeds...............   The estimated net proceeds to be received by
                                 the Company from the sale of the Notes offered hereby, after deducting the discount to the Underwriters and other estimated expenses payable by the Company, are approximately
                                 $295.5 million ($339.9 million if the
                                 Underwriters' over-allotment option is
                                 exercised in full). The Company intends to use such net proceeds to repay a portion of the outstanding indebtedness under the Company's revolving credit facility with a group of banks
                                 (the "Credit Facility"), to finance the
                                 Company's current and future rig upgrade and capital expenditure programs, including possible acquisitions, and for general corporate purposes. Pending all such uses, the Company intends to invest such net proceeds in short-term money market and other market rate, investment-grade instruments.

Common Stock Traded...........   The Common Stock is traded on the NYSE under
                                 the symbol "DO."

                                  THE COMPANY

     The Company, through wholly owned subsidiaries, engages worldwide in the contract drilling of offshore oil and gas wells and is a leader in deep water drilling. The Company's fleet of 46 mobile offshore drilling rigs is one of the largest in the world and includes the largest fleet of semisubmersible rigs. The fleet is comprised of 30 semisubmersibles, 15 jack-ups and one drillship. In addition, the Company operates a jack-up rig under bareboat charter, which will terminate in 1997. The Company operates the largest fleet of semisubmersibles currently working in the U.S. Gulf of Mexico.

     Diamond Offshore seeks to maximize dayrates and rig utilization by continuously adapting to changes in its markets, improving the capabilities of its drilling rigs and increasing the quality of its service. The key elements of its strategy are to:

     - Market worldwide its large, diverse fleet, focused on its semisubmersible rigs, which is capable of satisfying customer requirements in a variety of applications;

     - Continue to enhance its fleet to meet customer demand for diverse drilling capabilities, including those required for deep water and harsh environment operations;

     - Continue to exploit the potential of Diamond Offshore's nine Victory-class semisubmersible rigs by pursuing projects that take advantage of this rig type's unique design to yield significantly enhanced rigs; and

     - Maintain a program of continuous improvement of quality and safety through Diamond Offshore's Global Excellence Management System and further capitalize on customer recognition of Diamond Offshore's quality and safety achievements.

     On April 29, 1996, Diamond Offshore consummated the acquisition of Arethusa (Off-Shore) Limited ("Arethusa"), thereby adding to its fleet Arethusa's 13 owned and/or operated mobile offshore drilling rigs. Arethusa provided drilling services worldwide to international and government-controlled oil and gas companies. The Arethusa transaction solidified the Company's position as the operator of the largest fleet of semisubmersibles in the U.S. Gulf of Mexico and provided the Company with a presence in the international jack-up market.

     During 1996, the Company's bareboat charter of a jack-up drilling rig acquired in the Arethusa transaction terminated and the Company no longer operates this rig. In addition, in 1996 the Company sold two shallow water jack-ups and one semisubmersible, each of which was inactive. On December 31, 1996, the Company exited the land drilling business with the sale of its land rigs and associated equipment for approximately $26.0 million.

     The transactions described above sharpened the Company's focus on the semisubmersible segment of the market in 1996.

     The Company is continually considering potential transactions including, but not limited to, enhancement of existing rigs, the purchase of existing rigs, construction of new rigs and the acquisition of other companies engaged in contract drilling. Certain of the potential transactions reviewed by the Company would if completed result in its entering new lines of business, although in general these opportunities have been related in some manner to the Company's existing operations. For example, the Company has explored the possibility of acquiring certain floating production systems, crew accommodation units and oil service companies providing subsea products, technology and services, and shipping assets such as oil tankers, through the acquisition of existing businesses or assets or new construction. As of the date hereof, the Company has no pending commitment with respect to any material business opportunity. There can be no assurance that the Company will make additional material acquisitions or investments and that, if made, such acquisitions will be successful.

                                USE OF PROCEEDS

     The proceeds to the Company from the sale of the Notes in this Offering, after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $295.5 million ($339.9 million if the Underwriters' over-allotment option is exercised in full).

     The net proceeds of this Offering are expected to be used to repay a portion of the outstanding indebtedness under the Credit Facility, to finance the Company's current and future rig upgrade and capital expenditure programs, including possible acquisitions, and for general corporate purposes. At January 23, 1997, the aggregate outstanding principal balance under the Credit Facility was $40.0 million. Borrowings under the Credit Facility bear interest, at the Company's option, at a per annum rate equal to a base rate (equal to the greater of (i) the prime rate announced by the agent bank, (ii) the Federal Funds Effective Rate plus .50% or (iii) the Adjusted Certificate of Deposit Rate plus
 .50%) or the Eurodollar Rate plus .500% until June 30, 1997, and thereafter plus .375%, .500% or .625% based upon the Leverage Ratio for the previous fiscal quarter or, if an investment grade rating is in effect, plus .375%. Amounts currently outstanding under the Credit Facility were incurred primarily to fund the Company's rig upgrade program and for other capital expenditures, and to refinance Arethusa indebtedness. Amounts repaid on the Credit Facility may be reborrowed from time to time for pending and possible future rig upgrade projects, other capital expenditures, acquisitions and other general corporate purposes.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock of the Company is listed on the NYSE under the symbol "DO." The table below sets forth the high and low sales prices of the Common Stock on the NYSE Composite Tape during the periods indicated.

                                                                           PRICE RANGE
                                                                         ---------------
                                                                         LOW       HIGH
                                                                         ----      -----
    1995
      Fourth Quarter (from October 10).................................  $24       $ 34
    1996
      First Quarter....................................................   33 3/8     43 3/8
      Second Quarter...................................................   43 1/2     57
      Third Quarter....................................................   47         58 1/8
      Fourth Quarter...................................................   54 1/4     64 3/8
    1997
      First Quarter (through January 23, 1997).........................   56 1/2     73

     On January 23, 1997, the reported last sale price of the Common Stock as reported on the NYSE Composite Tape was $68 3/4.

     The Company does not anticipate that it will declare or pay any dividends on the Common Stock in the foreseeable future. The Company expects that it will retain all earnings for the development and growth of its business. Any future determination as to payment of dividends will be made at the discretion of the Board of Directors of the Company and will depend upon the Company's operating results, financial condition, capital requirements, general business conditions and such other factors that the Board of Directors deems relevant. In addition, the Credit Facility contains covenants that limit the payment of dividends. At December 31, 1996, the Company could have declared and paid dividends of $25.0 million in the aggregate within the limitations of the Credit Facility.

                                 CAPITALIZATION

     The following table sets forth the capitalization of Diamond Offshore as of September 30, 1996 and as adjusted as of such date after giving effect to the sale of the Notes pursuant to this Offering and the application of a portion of the net proceeds therefrom to repay borrowings under the Credit Facility. See "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements (including the Notes thereto) and the Unaudited Pro Forma Consolidated Condensed Financial Statements incorporated herein by reference.

                                                                     SEPTEMBER 30, 1996
                                                                 ---------------------------
                                                                 HISTORICAL      AS ADJUSTED
                                                                 ----------      -----------
                                                                       (IN THOUSANDS)
    Long-term debt.............................................  $   55,000               --
    Convertible subordinated notes.............................          --      $   300,000
    Stockholders' equity:
      Common stock, $0.01 par value............................         683              683
      Additional paid-in capital...............................   1,219,416        1,219,416
      Accumulated deficit......................................     (81,210)         (81,210)
      Cumulative translation adjustment........................      (1,555)          (1,555)
                                                                 ----------      -----------
         Total stockholders' equity............................   1,137,334        1,137,334
                                                                 ----------      -----------
              Total capitalization.............................  $1,192,334      $ 1,437,334
                                                                 ==========      ===========

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following tables set forth selected consolidated historical and pro forma financial data for the Company. The selected consolidated financial data were derived from the Consolidated Financial Statements (including the Notes thereto) of the Company and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein and the Consolidated Financial Statements (including the Notes thereto) of the Company incorporated by reference herein. The pro forma financial data reflect certain adjustments that give effect to the offering of the Notes and the Arethusa Acquisition (as defined in "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- General"), accounted for under the purchase method of accounting, as if each of these transactions had occurred at January 1, 1996. Such tables should be read in conjunction with the "Unaudited Pro Forma Consolidated Condensed Financial Statements" incorporated by reference herein.

                                                NINE MONTHS ENDED
                                  ---------------------------------------------
                                  SEPTEMBER 30,                                      YEAR ENDED DECEMBER 31,
                                      1996        SEPTEMBER 30,   SEPTEMBER 30,   ------------------------------
                                    PRO FORMA         1996            1995          1995       1994       1993
                                  -------------   -------------   -------------   --------   --------   --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Income Statement Data:
  Total revenues.................   $ 480,586       $ 424,473       $ 238,582     $336,584   $307,918   $288,069
  Operating expenses:
     Contract drilling...........     270,376         242,109         185,260      259,560    256,919    228,211
     General and
       administrative............      14,058          10,661           9,453       13,857     11,993     11,785
     Depreciation(1).............      62,902          52,062          41,425       52,865     55,366     46,819
     Gain on sale of assets......     (10,189)        (10,189)           (454)      (1,349)    (1,736)    (3,201)
  Operating income (loss)........     143,439         129,830           2,898       11,651    (14,624)     4,455
  Interest expense...............     (10,463)           (104)        (26,139)     (27,052)   (31,346)   (25,906)
  Other income (expense), net....       1,326           1,117           1,084        1,598       (455)      (219)
  Income tax (expense)
     benefit(2)..................     (41,820)        (40,609)          9,237        6,777     11,621      5,041
  Net income (loss)..............      92,482          90,234         (12,920)      (7,026)   (34,804)   (16,629)
  Net income per share...........          --            1.50              --           --         --         --
  Pro forma net income per
     share.......................        1.36              --              --         0.20(3)       --        --

                                                    SEPTEMBER 30,
                                              -------------------------            DECEMBER 31,
                                                 1996                     ------------------------------
                                              PRO FORMA         1996        1995       1994       1993
                                              ----------     ----------   --------   --------   --------
Balance Sheet Data:
Working capital.............................  $  354,283(4)  $  113,783   $ 63,523   $ 57,521   $ 52,904
Drilling and other property and equipment,
  net.......................................   1,128,653      1,128,653    502,278    488,664    498,740
Goodwill....................................      86,258         86,258         --         --         --
Total assets................................   1,659,019      1,414,019    618,052    588,158    592,162
Long-term debt(5)...........................     300,000         55,000         --    394,777    353,483
Stockholders' equity(6).....................   1,137,334      1,137,334    492,894    124,066    158,361

---------------

(1) Effective January 1, 1996 and January 1, 1993, the Company revised the estimated useful lives for certain classes of its offshore drilling rigs. As compared to the original estimate of useful lives, this change resulted in a reduction of approximately $6.4 million and $6.3 million in depreciation expense during the nine months ended September 30, 1996 and the year ended December 31, 1993, respectively, and a corresponding increase in operating income. The estimated useful lives of the Company's offshore drilling rigs, after the change in estimate, range from 10 to 25 years.

(2) Prior to the Company's initial public offering, the Company was included in the consolidated U.S. federal income tax return of Loews Corporation ("Loews"). For taxable periods subsequent to the Company's initial public offering, the Company has filed a consolidated U.S. federal income tax return on a stand-alone basis.

(3) Pro forma net income per share gives effect to the Company's initial public offering and the after-tax effects of a reduction in interest expense. Assuming the Company's initial public offering had occurred at January 1, 1995, the Company would have recognized net income of $10.0 million, or $0.20 per share of Common Stock, after adjusting for the after-tax effects of a reduction in interest expense. See Note 1 to the Company's Consolidated Financial Statements incorporated by reference herein.

(4) Pro forma working capital includes the net proceeds of the Notes.

(5) Long-term debt consisted solely of notes payable to Loews for 1994 and 1993.

(6) In connection with the Company's initial public offering, the Company paid a special dividend of $2.1 million to Loews with a portion of the proceeds. No other cash dividends were paid during the historical periods presented.

                        UNAUDITED PRO FORMA CONSOLIDATED
                         CONDENSED FINANCIAL STATEMENTS

     The following unaudited pro forma consolidated condensed balance sheet has been prepared based on the historical financial statements of Diamond Offshore as of September 30, 1996. The following unaudited pro forma consolidated condensed income statements have been prepared based on the historical financial statements of Diamond Offshore and Arethusa for the period ended September 30, 1996 and based on pro forma income statement data for Arethusa that reflect adjustments to Arethusa's historical consolidated income statement for the year ended September 30, 1995 in connection with (i) the acquisition of the Arethusa Yatzy, (ii) the sale of the Treasure Stawinner and (iii) the dividend and capital distribution of $61.0 million ($3.00 per share of Arethusa common stock) as if each had occurred at the beginning of fiscal year 1995. The pro forma financial statements give effect to (i) the issuance of the Notes, including interest expense on the Notes which replaces interest expense historically recognized, (ii) the acquisition of Arethusa and (iii) the Diamond Offshore initial public offering and, in connection therewith, the use of proceeds to repay all of Diamond Offshore's then outstanding indebtedness to Loews and to fund the payment of a special dividend to Loews.

     The pro forma consolidated condensed balance sheet was prepared assuming issuance of the Notes on September 30, 1996 and gives effect to events directly attributable to the transaction. The pro forma consolidated condensed income statements were prepared assuming the transactions were consummated as of the beginning of the period presented and give effect to events directly attributable to the transactions which are expected to have a continuing impact on Diamond Offshore. The pro forma consolidated condensed financial statements should be read in conjunction with the other financial information of Diamond Offshore and Arethusa included or incorporated by reference herein. The pro forma consolidated condensed financial statements are presented for illustrative purposes only and are not necessarily indicative of actual results that would have been achieved had the transactions been consummated on such dates, and are not necessarily indicative of future results. The allocation of the purchase price for the acquisition of Arethusa is preliminary, however, it is not expected that the final allocation of the purchase price will produce materially different results from those presented herein.

                 PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                               SEPTEMBER 30, 1996

                                                 HISTORICAL
                                                  DIAMOND       ISSUANCE OF THE          PRO
                                                  OFFSHORE           NOTES              FORMA
                                                 ----------     ---------------       ----------
                                                                 (IN THOUSANDS)
    Cash and short-term investments............  $   18,184        $ 240,500(a)       $  258,684
    Accounts receivable and other current
      assets...................................     177,146               --             177,146
    Drilling and other property and equipment,
      net......................................   1,128,653               --           1,128,653
    Goodwill and other assets..................      90,036            4,500(a)           94,536
                                                 ----------        ---------          ----------
         Total assets..........................  $1,414,019        $ 245,000          $1,659,019
                                                 ==========        =========          ==========
    Current liabilities........................  $   81,547        $      --          $   81,547
    Long-term debt.............................      55,000          (55,000)(a)              --
    Convertible subordinated notes.............          --          300,000(a)          300,000
    Deferred credits and other liabilities.....     140,138               --             140,138
    Common stock and additional paid-in
      capital..................................   1,220,099               --           1,220,099
    Accumulated deficit........................     (81,210)              --             (81,210)
    Cumulative translation adjustment..........      (1,555)              --              (1,555)
                                                 ----------        ---------          ----------
         Total liabilities and stockholders'
           equity..............................  $1,414,019        $ 245,000          $1,659,019
                                                 ==========        =========          ==========

---------------

(a) Adjustment for net proceeds from the issuance of the Notes and repayment of amounts outstanding under the Credit Facility.

               PRO FORMA CONSOLIDATED CONDENSED INCOME STATEMENT
                      NINE MONTHS ENDED SEPTEMBER 30, 1996

                                        HISTORICAL                  ARETHUSA       ISSUANCE OF
                                         DIAMOND     HISTORICAL    ACQUISITION         THE           PRO
                                         OFFSHORE    ARETHUSA(A)   ADJUSTMENTS        NOTES         FORMA
                                        ----------   -----------   -----------     -----------     --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues..............................   $ 424,473    $  56,113      $    --         $    --       $480,586
Operating expenses:
  Contract drilling...................     242,109       28,267           --              --        270,376
  General and administrative..........      10,661        3,397           --              --         14,058
  Depreciation and amortization.......      52,062       11,067         (227)(b)          --         62,902
  Gain on sale of assets..............     (10,189)          --           --              --        (10,189)
                                          --------     --------      -------         -------
          Total operating expenses....     294,643       42,731         (227)             --        337,147
                                          --------     --------      -------         -------
Operating income......................     129,830       13,382          227              --        143,439
Other income (expense):
  Interest expense....................        (104)      (2,285)          --          (8,074)(e)    (10,463)
  Other, net..........................       1,117      (12,221)      12,430(c)           --          1,326
                                          --------     --------      -------         -------
Income (loss) before income tax
  benefit expense.....................     130,843       (1,124)      12,657          (8,074)       134,302
Income tax (expense) benefit..........     (40,609)        (451)      (3,586)(d)       2,826(d)     (41,820)
                                          --------     --------      -------         -------       --------
Net income (loss).....................   $  90,234    $  (1,575)     $ 9,071         $(5,248)      $ 92,482
                                          ========     ========      =======         =======       ========
Net income (loss) per common share....   $    1.50    $   (0.08)                                   $   1.36
                                          ========     ========                                    ========
Weighted average common shares
  outstanding.........................      60,179       20,333                                      67,893(f)
                                          ========     ========                                    ========

---------------

(a) Because Arethusa's fiscal year end was September 30, the historical results above reflect operating results for the fiscal year ended September 30, 1996 (which ended April 30, 1996 due to the acquisition) less operating results for the quarter ended December 31, 1995. The operating results for the quarter ended December 31, 1995 reflected revenues of $40.4 million and net income of $8.8 million.

(b) To adjust depreciation expense and amortization of goodwill resulting from the allocation of the purchase price. The pro forma adjustment assumes an 18-year average estimated useful life for depreciation and a 20-year amortization period for goodwill.

(c) To reverse the effect of certain events directly attributable to the transaction paid and expensed by Arethusa prior to the acquisition, which will not be part of continuing operations of the Company. Such items include severance to employees, financial advisory services in connection with the acquisition, and nonrecurring legal and accounting charges incurred in connection with the acquisition.

(d) To record income tax expense on the effect of pro forma adjustments and to increase the tax rate on Arethusa results to approximate the federal statutory tax rate.

(e) To record interest expense and amortization of debt issuance costs on the Notes and to eliminate historical interest expense on other indebtedness.

(f) Weighted average shares outstanding as if the 17.9 million shares issued by Diamond Offshore in consideration of the Arethusa common stock had taken place on January 1, 1996.

               PRO FORMA CONSOLIDATED CONDENSED INCOME STATEMENT
                          YEAR ENDED DECEMBER 31, 1995

                                    HISTORICAL                                      ISSUANCE OF
                                     DIAMOND        PRO FORMA        OTHER              THE           PRO
                                     OFFSHORE      ARETHUSA(A)   ADJUSTMENTS(B)        NOTES         FORMA
                                    ----------     -----------   --------------     -----------     --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues..........................   $ 336,584      $ 120,166       $     --          $    --       $456,750
Operating expenses:
  Contract drilling...............     259,560         86,532             --               --        346,092
  General and administrative......      13,857          9,033             --               --         22,890
  Depreciation and amortization...      52,865         29,008          3,897(c)            --         85,770
  Gain on sale of assets..........      (1,349)            --             --               --         (1,349)
                                      --------       --------        -------          -------        -------
          Total operating
            expenses..............     324,933        124,573          3,897               --        453,403
                                      --------       --------        -------          -------        -------
Operating income (loss)...........      11,651         (4,407)        (3,897)              --          3,347
Other income (expense):
  Interest expense................     (27,052)        (6,697)        26,296(d)        (6,497)(f)    (13,950)
  Other, net......................       1,598          4,048             --               --          5,646
                                      --------       --------        -------          -------        -------
Income (loss) before income tax
  benefit expense.................     (13,803)        (7,056)        22,399           (6,497)        (4,957)
Income tax benefit (expense)......       6,777         (1,440)        (7,840)(e)      $ 2,274(e)        (229)
                                      --------       --------        -------          -------        -------
Net income (loss).................   $  (7,026)     $  (8,496)      $ 14,559          $(4,223)      $ (5,186)
                                      ========       ========        =======          =======        =======
Pro forma net income (loss) per
  common share....................   $    0.20(g)   $   (0.42)            --               --       $  (0.08)
                                      ========       ========                                        =======
Weighted average common shares
  outstanding.....................      50,000(g)      20,333             --               --         67,893(h)
                                      ========       ========                                        =======

---------------

(a) Pro forma income statement data for Arethusa reflect (i) the acquisition of the Arethusa Yatzy, which occurred on May 3, 1995, (ii) the sale of the Treasure Stawinner, which occurred June 30, 1995, and (iii) the dividend and capital distribution of $61.0 million ($3.00 per share of Arethusa Common Stock) as if each had occurred at the beginning of fiscal year 1995. The historical amounts, and the adjustments thereto, upon which the pro forma Arethusa amounts are based are set forth in the "Unaudited Pro Forma Consolidated Condensed Financial Statements" included in the Company's Current Report on Form 8-K dated May 13, 1996 which is incorporated herein by reference.

(b) To reflect the Arethusa Acquisition and the Diamond Offshore initial public offering as if both transactions had occurred at January 1, 1995.

(c) To record additional depreciation expense and amortization of goodwill resulting from the allocation of the purchase price. The pro forma adjustment assumes an 18-year average estimated useful life for depreciation and a 20-year amortization period for goodwill.

(d) To adjust interest expense, assuming that the Diamond Offshore initial public offering and repayment of indebtedness occurred on January 1, 1995.

(e)  To record income tax expense on the effect of the pro forma adjustments.

(f) To record interest expense and amortization of debt issuance costs on the Notes and to eliminate historical interest expense.

(g)  After the Diamond Offshore initial public offering, Diamond Offshore had
     50.0 million shares of Diamond Offshore common stock outstanding. Assuming the Diamond Offshore initial public offering had occurred at January 1, 1995, Diamond Offshore would have recognized net income of $10.0 million, or $0.20 per share of Diamond Offshore common stock, after adjusting for the after-tax effects of a reduction in interest expense.

(h)  Weighted average shares outstanding as if both the October 1995 issuance of
     15.0 million shares by Diamond Offshore through the Diamond Offshore initial public offering and the 17.9 million shares issued by Diamond Offshore in consideration of the Arethusa common stock had taken place on January 1, 1995.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's Consolidated Financial Statements (including the Notes thereto) incorporated herein by reference.

GENERAL

     Effective April 29, 1996, the Company completed its acquisition of Arethusa (the "Arethusa Acquisition"). Arethusa owned a fleet of 11 mobile offshore drilling rigs, operated two additional mobile offshore drilling rigs pursuant to bareboat charters, and provided drilling services worldwide to international and government-controlled oil and gas companies. Because the Arethusa Acquisition was accounted for as a purchase for financial reporting purposes, results of operations include those of Arethusa from the effective date of the Arethusa Acquisition. See Note 2 to the Company's Consolidated Financial Statements incorporated herein by reference.

     The Company's business and operations depend principally upon the condition of the oil and gas industry and, specifically, the exploration and production expenditures of oil and gas companies. Historically, the offshore contract drilling industry has been highly competitive and cyclical, with periods of high demand, short rig supply and high dayrates followed by periods of low demand, excess rig supply and low dayrates. The offshore contract drilling business is influenced by a number of factors, including the current and anticipated prices of oil and natural gas, the expenditures by oil and gas companies for exploration and production and the availability of drilling rigs. For a number of years, depressed oil and natural gas prices and an oversupply of rigs have adversely affected the offshore drilling market, particularly in the Gulf of Mexico, where the prolonged weakness and uncertainty in the demand for and price of natural gas resulted in a significant decline in exploration and production activities. Demand for drilling services outside the U.S., excluding the North Sea, has been less volatile in recent years, but remains dependent on a variety of political and economic factors beyond the Company's control, including worldwide demand for oil and natural gas, the ability of the Organization of Petroleum Exporting Countries ("OPEC") to set and maintain production levels and pricing, the level of production of non-OPEC countries and the policies of the various governments regarding exploration and development of their oil and natural gas reserves.

     Diamond Offshore's operations are subject to numerous governmental laws and regulations. In addition, demand for services in the drilling industry is dependent on the oil and gas exploration industry and accordingly is affected by changes in tax and other laws relating to the energy business generally. Diamond Offshore's operations are subject to numerous federal, state and local environmental laws and regulations that relate directly or indirectly to its operations, including certain regulations controlling the discharge of materials into the environment, requiring removal and clean-up under certain circumstances, or otherwise relating to the protection of the environment. Diamond Offshore's operations are also subject to hazards inherent in the drilling of oil and gas wells such as blowouts, reservoir damage, loss of production, loss of well control, cratering or fires, the occurrence of which could result in the suspension of drilling operations, injury to or death of rig and other personnel and damage to or destruction of Diamond Offshore's, Diamond Offshore's customer's or a third party's property or equipment. Damage to the environment could also result from Diamond Offshore's operations, particularly through oil spillage or uncontrolled fires. In addition, offshore drilling operations are subject to perils peculiar to marine operations, including capsizing, grounding, collision and loss or damage from severe weather. Diamond Offshore has insurance coverage and contractual indemnification for certain risks but there can be no assurance that such coverage or indemnification will adequately cover Diamond Offshore's loss or liability in many circumstances or that Diamond Offshore will continue to carry such insurance or receive such indemnification.

     Significant capital expenditures may be required to comply with governmental laws and regulations applicable to Diamond Offshore, including environmental laws and regulations, and such compliance could materially adversely affect the results of operations or competitive position of Diamond Offshore. It is possible that such regulations may in the future add significantly to the cost of operating offshore drilling equipment or may significantly limit drilling activity.

     The deep water and harsh environment markets for semisubmersible rigs have experienced improved demand and higher dayrates during the past two years, due in part to the increasing impact of technological advances that have broadened opportunities for offshore exploration and development. Both the Gulf of Mexico and the North Sea semisubmersible markets experienced increased utilization and significantly higher dayrates in 1995. All of the Company's markets have experienced increased utilization and significantly higher dayrates in 1996, and customers increasingly are seeking to contract for rigs serving these markets for a stated term (as opposed to contracts for the drilling of a single well or a group of wells). The market for jack-up rigs in the Gulf of Mexico, which weakened during 1994, appears to have stabilized during 1995 and strengthened significantly in 1996. However, the Company cannot predict whether and, if so, to what extent these recently improved conditions will continue. See
"-- Outlook."

     The contract drilling industry is highly competitive. Customers often award contracts on a competitive bid basis, and although a customer selecting a rig may consider, among other things, a contractor's safety record, crew quality and quality of service and equipment, the historical oversupply of rigs has created an intensely competitive market in which price is the primary factor in determining the selection of a drilling contractor. Diamond Offshore believes that competition for drilling contracts will continue to be intense for the foreseeable future. Contractors are also able to adjust to localized supply and demand imbalances by moving rigs from areas of low utilization and dayrates to areas of greater activity and relatively higher dayrates. In addition, there are inactive non-marketed rigs or rigs being operated in non-drilling activities that could be reactivated to meet an increase in demand for drilling rigs in any given market. Such movements or reactivations or a decrease in drilling activity in any major market could depress dayrates and could adversely affect utilization of Diamond Offshore's rigs.

     In addition, the recent improvements in the current results of operations and prospects for the offshore contract drilling industry as a whole has led to increased rig construction and enhancement programs by the Company's competitors and, if present trends continue for an extended period, may lead to new entrants into the market. A significant increase in the supply of technologically advanced rigs capable of drilling in deep water may have an adverse effect on the average operating dayrates for the Company's rigs, particularly its more advanced semisubmersible units, and on the overall utilization level of the Company's fleet. In such case, the Company's results of operations would be adversely affected.

     The average age of the Diamond Offshore fleet of offshore drilling rigs (calculated as of December 31, 1996 and measured from year built) is 18.9 years. Many of Diamond Offshore's rigs have been upgraded during the last five years with enhancements such as top-drive drilling systems, increases to water depth capability, mud pump additions or increases in deck load capacity, and Diamond Offshore believes that it will be feasible to continue to upgrade its fleet, particularly its Victory-class semisubmersible rigs, notwithstanding the average age of its fleet. However, there can be no assurance as to if, when or to what extent upgrades will continue to be made to rigs in Diamond Offshore's fleet. In addition, to the extent Diamond Offshore is not able to enhance its fleet with upgrade projects, Diamond Offshore will have fewer rigs available to meet customer demand for harsh environment and deep water operations than if such projects had been successfully implemented.

RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

     Comparative data relating to the Company's revenues and operating expenses by equipment type are listed below (eliminations offset dayrate revenues earned when the Company's rigs are utilized in its turnkey operations and intercompany expenses charged to rig operations). Certain amounts applicable to the prior periods have been reclassified to conform to the classifications currently followed. Such reclassifications do not affect earnings.

     During September 1996, the Company completed its major upgrade of the Ocean Quest, expanding the rig to have fourth-generation capabilities. Upon completion, the Ocean Quest is included in Fourth-Generation Semisubmersibles for discussion purposes (prior period information will continue to include the rig in Other Semisubmersibles). The Company's drillship, the Ocean Clipper I, is included in Other Semisubmersibles for discussion purposes.

                                                           THREE MONTHS ENDED
                                                              SEPTEMBER 30,
                                                          ---------------------     INCREASE/
                                                            1996         1995       (DECREASE)
                                                          --------     --------     ----------
                                                                     (IN THOUSANDS)
    REVENUES
      Fourth-Generation Semisubmersibles................  $ 28,779     $ 19,358      $  9,421
      Other Semisubmersibles............................    99,263       45,481        53,782
      Jack-ups..........................................    35,001       17,568        17,433
      Turnkey...........................................     8,702        8,319           383
      Land..............................................     5,838        5,081           757
      Other.............................................        --          (67)           67
      Eliminations......................................    (6,961)      (4,024)       (2,937)
                                                          --------     --------       -------
              Total Revenues............................  $170,622     $ 91,716      $ 78,906
                                                          ========     ========       =======
    CONTRACT DRILLING EXPENSE
      Fourth-Generation Semisubmersibles................  $  9,000     $  8,303      $    697
      Other Semisubmersibles............................    56,456       32,524        23,932
      Jack-ups..........................................    25,573       15,156        10,417
      Turnkey...........................................     7,476        7,415            61
      Land..............................................     4,582        4,312           270
      Other.............................................      (963)         627        (1,590)
      Eliminations......................................    (7,769)      (4,509)       (3,260)
                                                          --------     --------       -------
              Total Contract Drilling Expense...........  $ 94,355     $ 63,828      $ 30,527
                                                          ========     ========       =======
    OPERATING INCOME (LOSS)
      Fourth-Generation Semisubmersibles................  $ 19,779     $ 11,055      $  8,724
      Other Semisubmersibles............................    42,807       12,957        29,850
      Jack-ups..........................................     9,428        2,412         7,016
      Turnkey...........................................     1,226          904           322
      Land..............................................     1,256          769           487
      Other.............................................       963         (694)        1,657
      Eliminations......................................       808          485           323
      General and Administrative Expense................    (4,109)      (2,979)       (1,130)
      Depreciation and Amortization Expense.............   (21,597)     (13,361)       (8,236)
      Gain on Sale of Assets............................     6,959           24         6,935
                                                          --------     --------       -------
              Total Operating Income....................  $ 57,520     $ 11,572      $ 45,948
                                                          ========     ========       =======

     Revenues. The $9.4 million increase in revenues from fourth-generation semisubmersibles resulted primarily from improvements in dayrates ($8.5 million) and increases in utilization ($0.9 million). The $53.8 million increase in revenues from other semisubmersibles was primarily the result of (i) $32.9 million of revenue generated by the eight semisubmersibles acquired in the Arethusa Acquisition, (ii) revenue from three rigs which were out of service while modifications were being performed during the quarter ended September 30, 1995 and (iii) revenue from one rig that was cold stacked during the same period of the prior year. In addition, improvements in dayrates, primarily in the Gulf of Mexico and the North Sea, contributed an increase in revenue of $11.6 million. The $17.4 million increase in revenues from jack-ups reflects $10.3 million generated by the five jack-ups acquired in the Arethusa Acquisition and from improved dayrates.

     Contract Drilling Expense. Contract drilling expense for fourth-generation semisubmersibles was relatively unchanged from the third quarter of the prior year. The $23.9 million increase in expenses for other semisubmersibles resulted from $14.5 million associated with rigs acquired in the Arethusa Acquisition, increased expenses for shipyard repairs on one rig, and additional operating expenses incurred on a semisubmersible in the Gulf of Mexico that was cold stacked in the comparable period of the prior year. The $10.4 million increase in expenses for jack-ups resulted primarily from the additional rigs acquired in the Arethusa Acquisition. Other expenses decreased $1.6 million due to collections from a settlement in connection with a lawsuit and collections on accounts written off in the prior year used to reduce contract drilling expense. A reduction in maintenance and repairs on spare equipment also decreased contract drilling expense as compared to the prior year.

     General and Administrative Expense. General and administrative expense of $4.1 million for the quarter ended September 30, 1996 increased due to the Arethusa Acquisition; however, these increases were partially offset by cost savings in rent due to the February 1996 purchase of the building in which the Company has its corporate headquarters. In addition, approximately $0.7 million of general and administrative expense associated with construction on the Ocean Quest, the Ocean Star and the Ocean Clipper I was capitalized to these projects during the third quarter of 1996.

     Depreciation and Amortization Expense. Depreciation and amortization expense of $21.6 million for the quarter ended September 30, 1996 increased primarily due to additional expense for (i) the eight semisubmersibles and three jack-ups acquired in the Arethusa Acquisition, (ii) goodwill amortization expense associated with the Arethusa Acquisition, (iii) three rig upgrades completed in the third and fourth quarters of 1995 and (iv) capital expenditures associated with the Company's continuing rig enhancement program. Partially offsetting these increases was a change in accounting estimate to increase the estimated useful lives for certain classes of rigs. This change reduced depreciation expense by approximately $2.1 million, as compared to the quarter ended September 30, 1995.

     Gain on Sale of Assets. Gain on sale of assets for the quarter ended September 30, 1996 consists primarily of a gain on the sale of the Ocean Conquest, a shallow water jack-up drilling rig located in the Gulf of Mexico.

     Interest Expense. Interest expense of $1.2 million incurred during the quarter ended September 30, 1996 was capitalized to qualified construction projects on the Ocean Quest, the Ocean Star and the Ocean Clipper I. See Note 5 to the Company's Consolidated Financial Statements incorporated herein by reference. The decrease from $8.9 million for the same period of the prior year was attributable to a reduction in outstanding indebtedness resulting from the repayment of the Company's loan from Loews in connection with the initial public offering in October 1995.

     Income Tax (Expense) Benefit. The income tax expense for the quarter ended September 30, 1996 was $19.4 million as compared to $1.6 million for the comparable period of the prior year. This change resulted primarily from the increase of $54.9 million in the Company's income before income tax expense. In addition, during the quarter ended September 30, 1995, the Company's tax expense reflects the effects of losses in foreign jurisdictions for which no income tax benefit was recognized.

     Net Income (Loss). Net income for the quarter ended September 30, 1996 increased $37.1 million to $38.5 million, as compared to $1.4 million for the comparable period of the prior year. The increase resulted primarily from an increase in operating income of $45.9 million and a decrease in interest expense of $8.9 million, partially offset by an increase in income tax expense of $17.9 million.

NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

     Comparative data relating to the Company's revenues and operating expenses by equipment type are listed below (eliminations offset dayrate revenues earned when the Company's rigs are utilized in its turnkey operations and intercompany expenses charged to rig operations). Certain amounts applicable to the prior periods have been reclassified to conform to the classifications currently followed. Such reclassifications do not affect earnings.

     During September 1996, the Company completed its major upgrade of the Ocean Quest, expanding the rig to have fourth-generation capabilities. Upon completion, the Ocean Quest is included in Fourth-Generation Semisubmersibles for discussion purposes (prior period information will continue to include the rig in Other Semisubmersibles). The Company's drillship, the Ocean Clipper I, is included in Other Semisubmersibles for discussion purposes.

                                                           NINE MONTHS ENDED
                                                             SEPTEMBER 30,
                                                         ---------------------     INCREASE/
                                                           1996         1995       (DECREASE)
                                                         --------     --------     ----------
                                                                    (IN THOUSANDS)
    REVENUES
      Fourth-Generation Semisubmersibles...............  $ 76,622     $ 46,656      $  29,966
      Other Semisubmersibles...........................   237,206      121,615        115,591
      Jack-ups.........................................    83,235       49,939         33,296
      Turnkey..........................................    27,219       11,866         15,353
      Land.............................................    16,380       14,746          1,634
      Other............................................        --           --             --
      Eliminations.....................................   (16,189)      (6,240)        (9,949)
                                                         ---------    ---------     ---------
              Total Revenues...........................  $424,473     $238,582      $ 185,891
                                                         =========    =========     =========
    CONTRACT DRILLING EXPENSE
      Fourth-Generation Semisubmersibles...............  $ 25,860     $ 25,790      $      70
      Other Semisubmersibles...........................   137,311       94,759         42,552
      Jack-ups.........................................    59,040       46,061         12,979
      Turnkey..........................................    25,533       12,334         13,199
      Land.............................................    13,748       12,877            871
      Other............................................    (1,174)       1,116         (2,290)
      Eliminations.....................................   (18,209)      (7,677)       (10,532)
                                                         ---------    ---------     ---------
              Total Contract Drilling Expense..........  $242,109     $185,260      $  56,849
                                                         =========    =========     =========
    OPERATING INCOME (LOSS)
      Fourth-Generation Semisubmersibles...............  $ 50,762     $ 20,866      $  29,896
      Other Semisubmersibles...........................    99,895       26,856         73,039
      Jack-ups.........................................    24,195        3,878         20,317
      Turnkey..........................................     1,686         (468)         2,154
      Land.............................................     2,632        1,869            763
      Other............................................     1,174       (1,116)         2,290
      Eliminations.....................................     2,020        1,437            583
      General and Administrative Expense...............   (10,661)      (9,453)        (1,208)
      Depreciation and Amortization Expense............   (52,062)     (41,425)       (10,637)
      Gain on Sale of Assets...........................    10,189          454          9,735
                                                         ---------    ---------     ---------
              Total Operating Income...................  $129,830     $  2,898      $ 126,932
                                                         =========    =========     =========

     Revenues. The $30.0 million increase in revenues from fourth-generation semisubmersibles resulted from improvements in dayrates ($22.1 million) and increases in utilization ($7.8 million). The improvement in utilization for 1996 was partially attributable to the relocation of two fourth-generation rigs during the comparable period of the prior year, reducing the days worked for these rigs during that period. The $115.6 million increase in revenues from other semisubmersibles was primarily attributable to $57.1 million of revenues from the eight semisubmersibles acquired in the Arethusa Acquisition and increases in dayrates in both the North Sea and the Gulf of Mexico. The $33.3 million increase in revenues from jack-ups resulted primarily from revenues associated with rigs acquired in the Arethusa Acquisition and improvements in dayrates in the Gulf of Mexico. The $15.4 million increase in turnkey revenues resulted from turnkey projects of greater magnitude and overall project management services completed during 1996 as compared to those completed during the same period of the prior year.

     Contract Drilling Expense. Contract drilling expense for fourth-generation semisubmersibles was relatively unchanged from the first nine months of the prior year. The $42.6 million increase for other semisubmersibles resulted from the additional rigs acquired in the Arethusa Acquisition, increased expenses for shipyard repairs on three rigs, and increased expenses associated with a rig working during the current year but cold stacked during the comparable period of the prior year. The $13.0 million increase in jack-up expense resulted primarily from the rigs acquired in the Arethusa Acquisition, partially offset by decreased operating expenses for two rigs that were cold stacked during 1996. The $13.2 million increase in turnkey expense resulted from more extensive turnkey wells drilled, project management services provided and cost overruns on one turnkey well during the current year. Other expenses decreased $2.3 million due to collections from a settlement in connection with a lawsuit and collections on accounts written off in the prior year used to reduce contract drilling expense. A reduction in maintenance and repairs on spare equipment also decreased contract drilling expense as compared to the prior year.

     General and Administrative Expense. General and administrative expense of $10.7 million for the nine months ended September 30, 1996 increased due to the Arethusa Acquisition; however, these increases were partially offset by cost savings in rent due to the February 1996 purchase of the building in which the Company has its corporate headquarters. In addition, approximately $1.1 million of general and administrative expense associated with construction on the Ocean Quest, the Ocean Star and the Ocean Clipper I was capitalized to these projects during the third quarter of 1996.

     Depreciation and Amortization Expense. Depreciation and amortization expense of $52.1 million for the nine months ended September 30, 1996 increased primarily due to additional expense for (i) the eight semisubmersibles and three jack-ups acquired in the Arethusa Acquisition, (ii) goodwill amortization expense associated with the Arethusa Acquisition, (iii) three rig upgrades completed in the third and fourth quarters of 1995 and (iv) capital expenditures associated with the Company's continuing rig enhancement program. Partially offsetting these increases was a change in accounting estimate to increase the estimated useful lives for certain classes of rigs. This change reduced depreciation expense by approximately $6.4 million, as compared to the nine months ended September 30, 1995.

     Gain on Sale of Assets. Gain on sale of assets for the nine months ended September 30, 1996 consists primarily of gains on the sale of two of the Company's shallow water jack-up drilling rigs, the Ocean Magallanes and the Ocean Conquest.

     Interest Expense. Interest expense of $0.1 million for the nine months ended September 30, 1996 consists of interest costs incurred of $2.6 million, net of capitalized interest of $2.5 million. See Note 5 to the Company's Consolidated Financial Statements incorporated herein by reference. The decrease from $26.1 million for the same period of the prior year was attributable to a reduction in outstanding indebtedness resulting from the repayment of the Company's loan from Loews in connection with the initial public offering in October 1995.

     Income Tax (Expense) Benefit. The income tax (expense) benefit for the nine months ended September 30, 1996 was $(40.6) million as compared to $9.2 million for the comparable period of the prior year. This change resulted primarily from the increase of $153.0 million in the Company's income before income tax expense. In addition, during the nine months ended September 30, 1995, the Company's tax benefit reflects the effects of profits in foreign jurisdictions where the Company's tax liability was minimal.

     Net Income (Loss). Net income (loss) for the nine months ended September 30, 1996 increased $103.1 million to $90.2 million, as compared to $(12.9) million for the comparable period of the prior year. The increase resulted primarily from an increase in operating income of $126.9 million and a decrease in interest expense of $26.0 million, partially offset by an increase in income tax expense of $49.8 million.

     Diamond Offshore reported operating income of $129.8 million for the nine months ended September 30, 1996, $11.7 million for the year ended December 31, 1995, operating loss of $14.6 million for the year ended December 31, 1994 and operating income of $4.5 million for the year ended December 31, 1993. Additionally, Diamond Offshore reported net income of $90.2 million for the nine months ended September 30, 1996 and net loss of $7.0 million, $34.8 million and $16.6 million for the years ended December 31, 1995, 1994 and 1993, respectively. Diamond Offshore's financial results in the future will depend primarily on the utilization and dayrates of the rigs operated by Diamond Offshore and the cost of such operations. Although demand for drilling services has improved recently, an oversupply of rigs has existed since the early 1980's and has led to intense price competition among drilling contractors. There can be no assurance that Diamond Offshore's results of operations will continue its recent positive trend in future periods.

OUTLOOK

     The deep water and harsh environment markets for semisubmersible rigs continue to experience improved demand and higher dayrates due in part to the increasing impact of technological advances, including 3-D seismic, horizontal drilling, and subsea completion procedures. Both the Gulf of Mexico and the North Sea semisubmersible markets experienced increased utilization and significantly higher dayrates in 1995. All of the Company's markets have experienced increased utilization and significantly higher dayrates in 1996, and customers are increasingly seeking to contract for rigs serving these markets for a stated term (as opposed to contracts for the drilling of a single well or a group of wells). For the nine months ended September 30, 1996, average operating dayrates earned by the Company's semisubmersible fleet were approximately 37% higher than those earned during the same period of 1995. In addition, the Company's semisubmersible rigs marketed and available for contract are essentially working at full utilization. Consequently, many customers are contracting rigs serving these markets under term contracts (as opposed to contracts let on a single well or well-to-well basis). Of the Company's 30 semisubmersibles, as of January 23, 1997, 25 were committed under term contracts with staggered renewal opportunities throughout 1997 and beyond.

     The Company continues to enhance its fleet to meet customer demand for diverse drilling capabilities, including those required for deep water and harsh environment operations. During September 1996, the Company completed its major upgrade of the Ocean Quest and the rig began a three-year commitment. The rig, which had been cold stacked in the Gulf of Mexico, now has fourth-generation capabilities, including variable deckload in excess of 5,000 long tons, a mooring system to meet 3,500 foot water depth requirements, enhanced subsea equipment, and upgraded mud pit capacity. The Ocean Victory, previously stacked in the North Sea, arrived in the Gulf of Mexico in September 1996 and began modifications in connection with its three-year deep water drilling program anticipated to begin during the fourth quarter of 1997. In addition, upgrades continue on the Ocean Star and the Ocean Clipper I which are anticipated to be completed during the first and second quarters of 1997, respectively.

     The market for jack-up rigs continues to strengthen. For the nine months ended September 30, 1996, average operating dayrates earned by the Company's jack-up fleet were approximately 29% higher than those earned during the same period of 1995. The Company's marketed jack-ups in the Gulf of Mexico are currently experiencing full utilization, although contracts generally remain on a short-term or well-to-well basis. The Company's three international jack-ups, and the jack-up which the Company operates under bareboat charter, are contracted for terms expiring from May 1997 to February 1998.

     Historically, the offshore contract drilling market has been highly competitive and cyclical, and the Company cannot predict the extent to which current conditions will continue.

LIQUIDITY

     Net cash provided by operating activities for the nine months ended September 30, 1996 increased by $124.3 million to $152.6 million, as compared to $28.3 million for the comparable period of the prior year. This increase was attributable to a $103.1 million increase in net income and a $44.5 million increase in the deferred tax provision for 1996, partially offset by the elimination of accrued interest on notes payable to Loews, which totaled $26.1 million for the nine months ended September 30, 1995. Cash used in investing activities increased

$107.7 million primarily due to capital expenditures for major upgrades during 1996 of $154.6 million, partially offset by cash acquired in the Arethusa Acquisition and proceeds from the sale of assets. Cash used in financing activities for the nine months ended September 30, 1996 increased $7.9 million primarily due to repayment of debt assumed in the Arethusa Acquisition, partially offset by net borrowings of $55.0 million on the Credit Facility as compared to $2.0 million of net repayments on the Company's indebtedness to Loews during the same period of the prior year.

     The Company uses funds available under the Credit Facility, together with cash flow from operations, to fund its capital expenditure and working capital requirements. The Credit Facility is a revolving line of credit for a five-year term providing a maximum credit commitment of $200.0 million until December
2001. Borrowings under the Credit Facility bear interest, at the Company's option, at a per annum rate equal to a base rate (equal to the greater of (i) the prime rate announced by the agent bank, (ii) the Federal Funds Effective
Rate plus .50% or (iii) the Adjusted Certificate of Deposit Rate plus .50%) or the Eurodollar Rate plus .500% until June 30, 1997, and thereafter plus .375%,
 .500% or .625% based upon the Leverage Ratio for the previous fiscal quarter or, if an investment grade rating is in effect, plus .375%. The Company is required to pay a commitment fee on the unused available portion of the maximum credit commitment of .200% until June 30, 1997 and of .150%, .200% or .250% thereafter based upon the Leverage Ratio for the previous fiscal quarter or, if an investment grade rating is in effect, of .150%. Borrowings are unsecured by mortgages or liens on, or pledges of, assets, but are guaranteed by all of the Company's material domestic subsidiaries. The Credit Facility also contains covenants that limit the amount of total consolidated debt, require the maintenance of certain consolidated financial ratios and limit dividends and similar payments. As of the date of this Prospectus Supplement the Company was in compliance with each of these covenants.

     It is anticipated that the Credit Facility will be used primarily to fund rig upgrades and similar capital expenditure requirements. In management's opinion, the Company's cash generated from operations and borrowings available under its Credit Facility are sufficient to meet its anticipated short and long-term liquidity needs, including its capital expenditure requirements. The Company's cash flows and operating revenues primarily are determined by average operating dayrates and overall fleet utilization, which in turn are dependent on the worldwide level of offshore oil and gas exploration and production activity.

CAPITAL RESOURCES

     Cash requirements for capital commitments result from rig upgrades to meet specific customer requirements and from the Company's continuing rig enhancement program, including top-drive drilling system installations and water depth and drilling capability upgrades. It is management's opinion that significant improvements in operating cash flow resulting from current conditions of improved dayrates and the increasing number of term contracts for rigs in certain markets, in conjunction with borrowings under the Credit Facility, will be sufficient to meet these capital requirements. In addition, the Company may, from time to time, issue debt or equity securities, or a combination thereof, to finance capital expenditures or acquisitions of assets and businesses. The Company's ability to effect any such issuance will be dependent on the Company's results of operations, its current financial condition and other factors beyond its control.

     At September 30, 1996, the Company expected to spend approximately $243.5 million, including interest expense to be capitalized, during 1996 for rig upgrades in connection with contract requirements. Expenditures budgeted for upgrades of the Ocean Quest, the Ocean Star and the Ocean Clipper I totalled $157.6 million at such date. Also included in the Company's major upgrade budget at such date was $22.3 million to increase the water depth capability to 3,000 feet on the Ocean Winner (formerly the Arethusa Neptune) and $17.7 million for 1996 expenditures to upgrade the Ocean Victory for deep water drilling in the Gulf of Mexico. During the nine months ended September 30, 1996, $154.6 million was expended on these projects. The Company sought to mitigate financial risk associated with these projects by deferring commencement until term commitments were secured with major integrated or large independent oil companies with projected contract revenues substantially covering the upgrade costs. The Company expects to evaluate other upgrade projects as opportunities arise.

     Through September 30, 1996, the Company spent approximately $20.3 million for capital expenditures on other rig enhancements. The Company has also budgeted $52.6 million for 1997 capital expenditures associated with its continuing rig enhancement program.

     The Company is continually considering potential transactions including, but not limited to, enhancement of existing rigs, the purchase of existing rigs, construction of new rigs and the acquisition of other companies engaged in contract drilling. Certain of the potential transactions reviewed by the Company would if completed result in its entering new lines of business, although in general these opportunities have been related in some manner to the Company's existing operations. For example, the Company has explored the possibility of acquiring certain floating production systems, crew accommodation units and oil service companies providing subsea products, technology and services, and shipping assets such as oil tankers, through the acquisition of existing businesses or assets or new construction. Although the Company does not as of the date hereof have any commitment with respect to a material acquisition, it could enter into such agreement in the future and such acquisition could result in a material expansion of its existing operations or result in its entering a new line of business. Some of the potential acquisitions considered by the Company could, if completed, result in the expenditure of a material amount of funds or the issuance of a material amount of debt or equity securities.

OTHER

     Disposition of Assets. In December 1996, the Company sold all of the operational assets of Diamond M Onshore, Inc., a wholly-owned subsidiary of the Company to DI Industries, Inc. for approximately $26.0 million in cash. The assets sold consisted of ten land drilling rigs, all of which were operating, 18 trucks, a yard facility in Alice, Texas and various other associated equipment.

     Operations Outside the United States. Operations outside the United States accounted for approximately 37.7%, 36.4% and 34.0% of Diamond Offshore's total consolidated revenues for the nine months ended September 30, 1996 and fiscal years 1995 and 1994, respectively. Diamond Offshore's non-U.S. operations are subject to certain political, economic and other uncertainties not encountered in U.S. operations, including risks of war and civil disturbances (or other risks that may limit or disrupt markets), expropriation and the general hazards associated with the assertion of national sovereignty over certain areas in which operations are conducted. Diamond Offshore's operations outside the United States may face the additional risk of fluctuating currency values, hard currency shortages, controls of currency exchange and repatriation of income or capital. No prediction can be made as to what governmental regulations may be enacted in the future that could adversely affect the international drilling industry.

     Certain of the Company's subsidiaries use the local currency in the country where they conduct operations as their functional currency. Currency environments in which the Company has material business operations include the U.K., Australia and Brazil. The Company generally attempts to minimize its currency exchange risk by seeking international contracts payable in local currency in amounts equal to the Company's estimated operating costs payable in local currency and in U.S. dollars for the balance of the contract. Because of this strategy, the Company has minimized its unhedged net asset or liability positions denominated in local currencies and has not experienced significant gains or losses associated with changes in currency exchange rates. However, contracts presently covering three of the Company's four rigs operating in the U.K. sector of the North Sea are payable in U.S. dollars. The Company has not hedged its exposure to changes in the exchange rate between U.S. dollars and pounds sterling for operating costs payable in pounds sterling, although it may seek to do so in the future.

     Currency translation adjustments are accumulated in a separate section of stockholders' equity. However, when the Company ceases its operations in a currency environment, the accumulated adjustments are recognized currently in results of operations. Translation gains and losses for the Company's operations in Brazil have been recognized currently due to the hyperinflationary status of this environment. The effect on results of operations has not been material and is not expected to have a significant effect in the future due to the recent stabilization of currency rates in Brazil.

     Turnkey Operations. Diamond Offshore, through Diamond Offshore Turnkey Services, Inc. ("DOTS"), a direct, wholly owned subsidiary of Diamond Offshore, selectively engages in drilling services pursuant to turnkey drilling contracts under which DOTS agrees to drill a well to a specified depth for a fixed price. Generally, DOTS is not entitled to payment unless the well is drilled to the specified depth and profitability of the contract depends upon its ability to keep expenses within the estimates used by DOTS in determining the contract price. Drilling a well under a turnkey contract therefore typically requires a cash commitment by Diamond Offshore in excess of those drilled under conventional dayrate contracts and exposes DOTS to risks of potential financial losses that generally are substantially greater than those that would ordinarily exist when drilling under a conventional dayrate contract. The financial results of a turnkey contract depend upon the performance of the drilling unit, drilling conditions and other factors, some of which are beyond the control of DOTS. For the nine months ended September 30, 1996, DOTS contributed $1.7 million of operating income to the Company's consolidated results of operations.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes offered hereby (which are a series of "Debt Securities" described in the accompanying Prospectus) supplements, and to the extent inconsistent therewith replaces, insofar as such description relates to the Notes, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made.

     The Notes will be issued under an Indenture, dated as of             ,
1997, as supplemented by a Supplemental Indenture dated as of             , 1997
(collectively, the "Indenture"), between the Company and Chase Manhattan Bank, as Trustee (the "Trustee").

     Capitalized terms used and not otherwise defined below or elsewhere in this Prospectus Supplement are used with the respective meanings given thereto in the Indenture.

GENERAL

     The Notes will be unsecured, subordinated general obligations of the Company, will be limited to an aggregate principal amount of (a) $300.0 million and (b) such aggregate principal amount (which may not exceed $45.0 million principal amount) of Notes as may be purchased by the Underwriters on the Second Closing Date (as defined in the Underwriting Agreement) pursuant to the Underwriting Agreement, and will mature on February 15, 2007. The Notes will
bear interest at a rate of      % per annum from             , 1997, or from the
most recent Interest Payment Date on which interest has been paid or provided for, payable semi-annually on February 15 and August 15 of each year, commencing August 15, 1997, to each Person in whose name a Note (or any predecessor Note) is registered (a "Holder") at the close of business on the preceding February 1 or August 1 (whether or not a Business Day), as the case may be. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve, 30-day months.

     Principal of, and premium, if any, and interest on the Notes will be payable, Notes may be presented for conversion and transfers of the Notes will be registrable at the office or agency of the Company in the Borough of Manhattan, The City of New York, and transfers of the Notes will also be registrable at such other office or agency of the Company as may be maintained for such purpose. In addition, payment of interest may be made, at the option of the Company, by check mailed to the address of the person entitled thereto as shown on the Security Register. The Notes are to be in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any conversion or registration of transfer or exchange of Notes, except for any tax or other governmental charge that may be imposed in connection therewith.

FORM, DENOMINATION AND REGISTRATION

     The Notes will be represented by one or more global securities (a "Global Security") registered in the name of DTC. Except as set forth below, a Global Security may be transferred in whole and not in part, only to DTC or another nominee of DTC or to a successor of DTC or its nominee.

     Upon the issuance of a Global Security, DTC will credit, on its book-entry registration and transfer system, the respective principal amounts of the Notes represented by such Global Security to the accounts of institutions that have accounts with DTC or its nominee ("Participants"). The accounts to be credited will be designated by the Underwriters, dealers or agents. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of interests in such Global Security will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to Participants' interests) and such Participants (with respect to the owners of beneficial interests in such Global Security). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in a Global Security.

     So long as DTC, or its nominee, is the registered holder and owner of such Global Security, DTC or such nominee, as the case may be, will be considered the sole owner and holder of the related Notes for all purposes of such Notes and for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have the Notes represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered to be the owners or holders of any Notes under the Indenture or such Global Security.

     Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of DTC and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise all rights of a holder of Notes or such Global Security. The Company understands that under existing industry practice, in the event the Company requests any action of holders of Notes or an owner of a beneficial interest in a Global Security desires to take any action that DTC, as the holder of such Global Security, is entitled to take, DTC would authorize the Participants to take such action, and that the Participants would authorize beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Payment of principal and interest on Notes represented by a Global Security will be made to DTC or its nominee, as the case may be, as the registered owner and holder of such Global Security.

     The Company expects that DTC, upon receipt of any payment of principal or interest, will immediately credit the accounts of the Participants with such payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Security as shown in the records of DTC. Payments by Participants to owners of beneficial interests in a Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such Participants. The Company and the Trustee will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Security for any Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its Participants or the relationship between such Participants and the owners of beneficial interests in such Global Security owned through such Participants.

     Unless and until it is exchanged in whole or in part for Notes in definitive form, a Global Security may not be transferred except as a whole by DTC to a nominee of DTC, by a nominee of DTC to DTC or another nominee of DTC, or to a successor of DTC or its nominee.

     Notes represented by a Global Security will be exchangeable for Notes in definitive form of like tenor as such Global Security in denominations of $1,000 and in any greater amount that is an integral multiple thereof if (i) DTC notifies the Company that it is unwilling or unable to continue as depository for such Global Security or DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (ii) the Company executes and delivers to the Trustee a Company Order that such Global Security shall be so transferable, registrable and exchangeable and such transfers shall be registrable or (iii) there shall have occurred and be continuing an Event of Default with respect to the Notes. Any Global Security that is exchangeable pursuant to the preceding sentence is exchangeable for Notes issuable in authorized denominations and registered in such names as DTC shall direct and an owner of a beneficial interest in a Global Security will be entitled to physical delivery of such Security in definitive form. Subject to the foregoing, a Global Security is not exchangeable except for a Global Security or Global Securities of the same aggregate denominations to be registered in the name of DTC or its nominee.

     DTC has advised the Company and the Underwriters as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of Participants and to facilitate the clearance and settlement of securities transactions among the Participants, thereby eliminating the need for physical delivery of securities and certificates. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with Participants, either directly or indirectly ("Indirect Participants"). Persons who are not Participants may beneficially own securities held by DTC only through Participants or Indirect Participants. The rules applicable to DTC and the Participants are on file with the Commission. DTC currently accepts only notes denominated and payable in U.S. dollars.

CONVERSION RIGHTS

     The Notes will be convertible, in whole or in part, into Common Stock of the Company at the option of the Holder at any time following the date of original issuance thereof and prior to the close of business on the Business Day immediately preceding the maturity date, unless previously redeemed, initially at the conversion price stated on the cover page of this Prospectus Supplement. The right to convert the Notes called for redemption will terminate at the close of business on the Business Day immediately preceding the Redemption Date unless the Company defaults in making the payment due on the Redemption Date.

     If the Company, by means of dividend or otherwise, declares or makes a distribution in respect of its Common Stock referred to in clause (iv) or (v) below, the Holder of each Note, upon the conversion thereof subsequent to the close of business on the date fixed for the determination of stockholders entitled to receive such distribution and prior to the effectiveness of the conversion price adjustment in respect of such distribution pursuant to clause
(iv) or (v) below, will be entitled to receive for each share of Common Stock into which such Note is converted, the portion of the evidences of indebtedness, shares of capital stock, cash and other property so distributed applicable to one share of Common Stock; provided, however, that the Company may, with respect to all Holders so converting, in lieu of distributing any portion of such distribution not consisting of cash or Notes of the Company, pay such Holder cash equal to the fair market value thereof.

     The conversion price will be subject to adjustment upon the occurrence of certain events, including: (i) the payment of dividends (and other distributions) of Common Stock on any class of capital stock of the Company;
(ii) the issuance to all holders of Common Stock of rights, warrants or options entitling them to subscribe for or purchase Common Stock at less than the current market price (as defined) thereof; (iii) subdivisions and combinations of Common Stock; (iv) distributions to all holders of Common Stock of evidences of indebtedness of the Company, shares of capital stock, Notes, cash or property (excluding any rights, warrants or options referred to in clause (ii) above and any dividend or distribution paid exclusively in cash and any dividend or distribution referred to in clause (i) above); (v) distributions consisting exclusively of cash to all holders of Common Stock in an aggregate amount that, together with (A) other all-cash distributions made within the preceding 12 months and (B) any cash and the fair market value, as of the expiration of the tender or exchange offer referred to below, of consideration payable in respect of any tender or exchange offer by the Company or a Subsidiary for the Common Stock concluded within the preceding 12 months, exceeds 12.5% of the Company's aggregate market capitalization (such aggregate market capitalization being the product of the current market price (as defined) of the Common Stock multiplied by the number of shares of Common Stock then outstanding) on the date of such distribution; and (vi) the successful completion of a tender or exchange offer made by the Company or any Subsidiary for the Common Stock that involves an aggregate consideration that, together with (X) any cash and the fair market value of other consideration payable in respect of any tender or exchange offer by the Company or a Subsidiary for the Common Stock concluded within the preceding 12 months and (Y) the aggregate amount of any all-cash distributions to all holders of the Company's Common Stock made within the preceding 12 months, exceeds 12.5% of the Company's aggregate market capitalization on the expiration of such tender or exchange offer. No adjustment of the conversion price will be required to be made until cumulative adjustments amount to 1% or more of the conversion price as last adjusted.

     In the case of certain reclassifications, consolidations, mergers, sales or transfers of assets or other transactions pursuant to which the Common Stock is converted into the right to receive other securities, cash or other property, each Note then outstanding would, without the consent of any Holders of Notes, become convertible (i) in the event such transaction constitutes a Change in Control (as defined below), only into the kind and amount of securities, cash and other property receivable upon the transaction by a holder of the number of shares of Common Stock which would have been received by a Holder immediately prior to such transaction if such Holder had converted its Note, or (ii) in the event such transaction does not constitute a Change in Control, into common stock of the kind received by holders of Common Stock as a result of such transaction, at an adjusted conversion price calculated as described in the Indenture.

     Fractional shares of Common Stock will not be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based upon the current market price (as defined).

     Except as described in this paragraph, no Holder of Notes will be entitled, upon conversion thereof, to any actual payment or adjustment on account of accrued and unpaid interest (although such accrued and unpaid interest will be deemed paid by the appropriate portion of the Common Stock received by the holders upon such conversion) or on account of dividends on shares of Common Stock issued in connection therewith. Notes surrendered for conversion during the period from the close of business on any Regular Record Date to the opening of business on the corresponding Interest Payment Date (except Notes called for redemption on a Redemption Date within such period between and including such Regular Record Date and such Interest Payment Date) must be accompanied by payment to the Company of an amount equal to the interest payable on such Interest Payment Date.

     If at any time the Company makes a distribution of property to its stockholders which would be taxable to such stockholders as a dividend for federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends or rights to subscribe to capital stock) and, pursuant to the conversion price adjustment provisions of the Indenture, the conversion price of the Notes is reduced, such reduction may be deemed to be the receipt of taxable income to Holders of Notes.

     In addition, the Company may make such reductions in the conversion price as the Board of Directors of the Company deems advisable to avoid or diminish any income tax to holders of shares of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes or for any other reasons.

OPTIONAL REDEMPTION

     The Notes may be redeemed at the option of the Company, at any time and from time to time, in whole or in part, on at least 30 and not more than 60 days' notice by mail to the registered Holders thereof, at any time on or after
February 22, 2001 and prior to February 15, 2002 at      % of principal amount
and, thereafter, at the following Redemption Prices (expressed as percentages of principal amount), if redeemed during the 12-month period beginning on February 15 of the years set forth below:

                                       YEAR                         PERCENTAGE
                --------------------------------------------------  ----------
                2002..............................................         %
                2003..............................................         %
                2004..............................................         %
                2005..............................................         %

and thereafter at 100% of the principal amount thereof; in each case together with accrued and unpaid interest to (but not including) the Redemption Date (subject to the rights of Holders on any Regular Record Date to receive interest due on any Interest Payment Date that is on or prior to such Redemption Date). If less than all the Notes are to be redeemed, the Trustee will select or cause to be selected the Notes by such method as it deems fair and appropriate and which may provide for selection for redemption of portions of the principal amount of any Note of a denomination larger than $1,000.

     No sinking fund is provided for the Notes.

CERTAIN RIGHTS TO REQUIRE REPURCHASE OF NOTES

     In the event a Change in Control occurs, each Holder of Notes will have the right, at the Holder's option, to require the Company to purchase all or any part of such Holder's Notes on the date (the "Repurchase Date") that is 75 days after the date the Company gives notice of the Change in Control, at a price (the "Repurchase Price") equal to 100% of the principal amount thereof, together with accrued and unpaid interest through the Repurchase Date. On or prior to the Repurchase Date, the Company shall deposit with a Paying Agent an amount of money sufficient to pay the aggregate Repurchase Price of the Notes that is to be paid on the Repurchase Date.

     The Company may not purchase any Note pursuant to the preceding paragraph at any time when the subordination provisions of the Indenture otherwise would prohibit the Company from making payments of principal in respect of the Notes. Notwithstanding the foregoing, failure by the Company to repurchase the Notes when required under the preceding paragraph will constitute an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture.

     On or before the 15th day after the Company knows or reasonably should know a Change in Control has occurred, the Company will be required to mail to all Holders of the Notes a notice of the occurrence of such Change in Control, the date by which the repurchase right must be exercised, the Repurchase Price for the Notes and the procedures that the Holder must follow to exercise such right. To exercise the repurchase right, the Holder of a Note will be required to deliver, on or before the second Business Day prior to the Repurchase Date, written notice to the Company (or an agent designated by the Company for such purpose) of the Holder's exercise of such right, together with the certificates evidencing the Note or Notes with respect to which the right is being exercised, duly endorsed for transfer.

     A "Change in Control" shall be deemed to have occurred at such time as (a) any Person, or any Persons acting together in a manner which would constitute a "group" (a "Group") for purposes of Section 13(d) of the Exchange Act, or any successor provision thereto, together with any Affiliates thereof (in each case, excluding Permitted Holders) become the Beneficial Owners, directly or indirectly, of capital stock of the Company, entitling such Person or Persons and its or their Affiliates to exercise more than 50% of the total voting power of all classes of the Company's capital stock entitled to vote generally in the election of the Company's directors or (b) the Company shall consolidate with or merge into any other Person, or any other Person shall consolidate with or merge into the Company, and, in the case of any such transaction, the outstanding Common Stock is reclassified into or exchanged for any other property or security, unless the stockholders of the Company immediately before such transaction own, directly or indirectly, immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the Common Stock immediately before such transaction; provided, that a Change in Control shall not be deemed to have occurred if at least 50% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the Change in Control consists of shares of common stock that are, or upon issuance will be, traded on a United States national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States. The term "Beneficial Owner" shall be determined in accordance with Rules 13d-3 and 13d-5 promulgated by the United States Securities and Exchange Commission (the "Commission") under the Exchange Act or any successor provision thereto, except that a Person shall be deemed to have "beneficial ownership" of all shares that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time.

     "Permitted Holders" means Loews Corporation, a Delaware corporation, and any of its Subsidiaries.

     The effect of these provisions granting the Holders the right to require the Company to repurchase the Notes upon the occurrence of a Change in Control may make it more difficult for any Person or Group to acquire control of the Company or to effect a business combination with the Company. Moreover, under the Indenture, the Company will not be permitted to pay principal of or interest on, or otherwise acquire the Notes (including any repurchase at the election of the Holders of Notes upon the occurrence of a Change in Control) if a payment default on Senior Indebtedness has occurred and is continuing, or in the event of the insolvency, bankruptcy, reorganization, dissolution or other winding up of the Company where Senior Indebtedness is not paid in full. The Company's ability to pay cash to Holders of Notes following the occurrence of a Change in Control may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

     In the event a Change in Control occurs and the Holders exercise their rights to require the Company to repurchase Notes, the Company intends to comply with applicable tender offer rules under the Exchange Act, including Rules 13e-4 (other than filing requirements if not then applicable) and 14e-1, as then in effect, with respect to any such purchase.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Indenture provides that the Company, without the consent of the Holders of any of the Outstanding Notes, may consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person or may permit any Person to consolidate with or merge into, or transfer or lease its properties substantially as an entirety to, the Company, provided, that (a) the successor, transferee or lessee is organized under the laws of any United States jurisdiction; (b) the successor, transferee or lessee, if other than the Company, expressly assumes the Company's obligations under the Indenture and the Notes by means of a supplemental indenture entered into with the Trustee; (c) after giving effect to the transaction, no Event of Default and no event which, with notice or lapse of time, or both, would constitute an Event of Default, shall have occurred and be continuing; and (d) certain other conditions are met.

     Under any consolidation by the Company with, or merger by the Company into, any other Person or any conveyance, transfer or lease of the properties and assets of the Company substantially as an entirety as described in the preceding paragraph, the successor resulting from such consolidation or into which the Company is merged or the transferee or lessee to which such conveyance, transfer or lease is made, will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and thereafter, except in the case of a lease, the predecessor (if still in existence) will be released from its obligations and covenants under the Indenture and the Notes.

EVENTS OF DEFAULT

     An Event of Default is defined in the Indenture to be a (i) default in the payment of any interest upon any of the Notes for 30 days or more after such payment is due, whether or not such payment is prohibited by the subordination provisions of the Indenture; (ii) default in the payment of the principal of and premium, if any, on any of the Notes when due, whether or not such payment is prohibited by the subordination provisions of the Indenture; (iii) default by the Company in the performance, or breach, of any of its other covenants in the Indenture which will not have been remedied by the end of a period of 60 days after written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Notes; (iv) default in the payment of any indebtedness for money borrowed by the Company or a Subsidiary in excess of $25.0 million principal amount (excluding such indebtedness of any Subsidiary, the Net Worth of which represents not more than 10% of the Consolidated Net Worth of the Company and its Subsidiaries, which indebtedness is nonrecourse to the Company or any other Subsidiary) or default on such indebtedness which results in the acceleration of such indebtedness prior to its express maturity, if such indebtedness is not discharged, or such acceleration is not annulled, by the end of a period of 10 days after written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Notes; and (v) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary.

     The Indenture provides that if an Event of Default (other than of a type referred to in clause (v) of the preceding paragraph) shall have occurred and is continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Notes may declare the principal amount of all Notes to be immediately due and payable. Such declaration may be rescinded if certain conditions are satisfied. If an Event of Default of the type referred to in clause (v) of the preceding paragraph shall have occurred, the principal amount of the Outstanding Notes shall automatically become immediately due and payable.

     The Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Notes may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee; provided that such direction is not in conflict with any rule of law or with the Indenture. The Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction.

     The Indenture contains provisions entitling the Trustee, subject to the duty of the Trustee during the continuance of an Event of Default to act with the required standard of care, to be indemnified by the Holders of Notes before proceeding to exercise any right or power under the Indenture at the request of the Holders of Notes.

     No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the Outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a Note for enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note or of the right to convert such Note in accordance with the Indenture.

     The Indenture requires the Company to file annually with the Trustee a certificate, executed by a designated officer of the Company, stating to the best of his knowledge that the Company is not in default under certain covenants under the Indenture or if he has knowledge that the Company is in such default, specifying such default.

MODIFICATION AND WAIVER

     The Indenture contains provisions permitting the Company and the Trustee, with the consent of the Holders of not less than a majority in principal amount of the Outstanding Notes, to enter into one or more supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or modifying in any manner the rights of the Holders of the Notes, except that no such modification or amendment may, without the consent of the Holders of each of the Outstanding Notes affected thereby, among other things, (i) change the Stated Maturity of the principal of or any installment of interest on any Note; (ii) reduce the principal amount thereof or any premium thereon or the rate of interest thereon; (iii) adversely affect the right of any Holder to convert any Note as provided in the Indenture; (iv) change the place of payment where, or the coin or currency in which, the principal of any Note or any premium or interest thereon is payable; (v) impair the right to institute suit for the enforcement of any such payment on or with respect to any Note on or after the Stated Maturity (or, in the case of redemption, on or after the Redemption Date); (vi) modify the subordination provisions of the Indenture in a manner adverse to the Holders; (vii) modify the redemption provisions of the Indenture in a manner adverse to the Holders;
(viii) modify the provisions of the Indenture relating to the Company's requirement to offer to repurchase Notes upon a Change in Control in a manner adverse to the Holders; (ix) reduce the percentage in principal amount of the Outstanding Notes the consent of whose Holders is required for any such modification or amendment of the Indenture or for any waiver of compliance with certain provisions of, or of certain defaults under, the Indenture; or (x) modify the foregoing requirements.

     The Holders of a majority in principal amount of the Outstanding Notes may on behalf of the Holders of all Notes waive compliance by the Company with certain restrictive provisions of the Indenture. The Holders of a majority in principal amount of the Outstanding Notes may on behalf of the Holders of all Notes waive any past default under the Indenture and its consequences, except a default in the payment of the principal of or any premium or interest on any Note or in respect of a provision that under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Note affected.

SUBORDINATION OF NOTES

     The payment of the principal of and premium, if any, and interest on the Notes will, to the extent set forth in the Indenture, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness. When there is a payment by or distribution of assets of the Company to creditors of the Company upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of the Company, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon, or provision for such payment in money or money's worth, before the Holders of the Notes will be entitled to receive any payment in respect of the principal of or premium, if any, or interest on the Notes. No payments on account of principal of, premium, if any, or interest on the Notes or on account of the purchase or acquisition of Notes may be made (and no repurchase may be made as described under "-- Certain Rights to Require Repurchase of Notes") if there has occurred and is continuing a default in any payment with respect to Senior Indebtedness or if any judicial proceeding is pending with respect to any such default.

     By reason of such subordination, in the event of insolvency, creditors of the Company who are not holders of Senior Indebtedness (including the Notes) may recover less, ratably, than holders of Senior Indebtedness and such holders of Senior Indebtedness may recover more, ratably, than the Holders of the Notes.

     Senior Indebtedness is defined in the Indenture as the principal of and premium, if any, and interest on all indebtedness of the Company for money borrowed, other than the Notes, whether outstanding on the date of execution of the Indenture or thereafter created, incurred, guaranteed or assumed, except such indebtedness that by the terms of the instrument or instruments by which such indebtedness was created or incurred expressly provides that it (i) is junior in right of payment to the Notes or any other indebtedness of the Company for borrowed money or (ii) ranks pari passu in right of payment to the Notes. The term "indebtedness for money borrowed" when used with respect to the Company is defined to mean (i) any obligation of, or any obligation guaranteed by, the Company for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, (ii) all obligations of the Company with respect to interest rate hedging agreements to hedge interest rates relating to Senior Indebtedness of the Company, (iii) any deferred payment obligation of, or any such obligation guaranteed by, the Company for the payment of the purchase price of property or assets evidenced by a note or similar instrument and (iv) any obligation of, or any such obligation guaranteed by, the Company for the payment of rent or other amounts under a lease of property or assets which obligation is required to be classified and accounted for as a capitalized lease on the balance sheet of the Company under generally accepted accounting principles.

     At January 23, 1997, Senior Indebtedness of the Company was approximately $74.6 million in principal amount and the Company's subsidiaries had no indebtedness for borrowed money. The Company and its subsidiaries expect from time to time to incur additional indebtedness. The Indenture does not limit or prohibit the incurrence of additional Senior Indebtedness or additional indebtedness of the Company's subsidiaries.

DEFEASANCE

     The Indenture provides that (A) the Company will be discharged from any and all obligations in respect of the Outstanding Notes (except for certain obligations to register the transfer or exchange of Notes, to replace stolen, lost or mutilated Notes, to provide for conversion of the Notes, to maintain paying agents and hold moneys for payment in trust, and to repurchase Notes in the event of a Change in Control) or (B) the Company may omit to comply with certain covenants, but not including the obligation to provide for conversion of the Notes or repurchase of the Notes in the event of a Change in Control, and that such omission will not be deemed to be an Event of Default under the Indenture and the Notes, in either case with respect to clauses (A) or (B) upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants expressed in written opinions thereof to pay the principal of, premium, if any, and each installment of, interest on the Outstanding Notes. With respect to clause (B), the obligations under the Indenture other than with respect to such covenants and the Events of Default other than the Event of Default relating to such covenants above will remain in full force and effect. Such trust may only be established if, among other things
(i) the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the Notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; (ii) no Event of Default (or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default) shall have occurred and be continuing on the date of such deposit, or, in the case of an Event of Default involving certain events of bankruptcy, insolvency or reorganization, at any time during the 91-day period beginning on the date of such deposit; and (iii) certain other customary conditions precedent are satisfied.

GOVERNING LAW

     The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

     The following general discussion summarizes certain of the material U.S. federal income tax aspects of the acquisition, ownership and disposition of the Notes or Common Stock. This discussion is a summary for general information only and does not consider all aspects of U.S. federal income tax that may be relevant to the purchase, ownership and disposition of the Notes or Common Stock by a prospective investor in light of such investor's personal circumstances. This discussion also does not address the U.S. federal income tax consequences of ownership of Notes or Common Stock not held as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), or the U.S. federal income tax consequences to investors subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, tax-exempt entities, banks, thrifts, insurance companies or other financial institutions, persons that hold the Notes or Common Stock as part of a "straddle," a "hedge" against currency risk or a "conversion transaction," persons that have a "functional currency" other than the U.S. dollar, and investors in pass-through entities. In addition, this discussion is generally limited to the tax consequences to initial holders. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

     This discussion is based upon the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions. All of the foregoing is subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

     PERSONS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF FEDERAL INCOME TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO THEIR PARTICULAR SITUATIONS.

                                  U.S. HOLDERS

     The following discussion is limited to the U.S. federal income tax consequences relevant to a holder of a Note that is (i) a citizen or resident (as defined in Section 7701(b)(1) of the Code) of the United States, (ii) a corporation organized under the laws of the United States or any political subdivision thereof or therein or (iii) an estate or trust, the income of which is subject to U.S. federal income tax regardless of its source (a "U.S. Holder"). Certain U.S. federal income tax consequences relevant to a holder other than a U.S. Holder are discussed separately below.

STATED INTEREST

     The stated interest on a Note will be taxable to a U.S. Holder as ordinary interest income either at the time it accrues or is received depending upon such U.S. Holder's method of accounting for federal income tax purposes.

MARKET DISCOUNT

     Generally, the market discount rules discussed below will not apply to a U.S. Holder who acquired a Note when it was originally issued. These rules would apply, however, to any original U.S. Holder whose tax basis in the Note is less than such Note's "issue price" (i.e., the first price at which a substantial amount of the Notes are sold).

     Gain recognized on the disposition (including a redemption) by a subsequent purchaser of a Note that has accrued market discount will be treated as ordinary income, and not capital gain, to the extent of the accrued market discount, provided that the amount of market discount exceeds a statutorily-defined de minimis amount. "Market discount" is defined as the excess, if any, of (i) the stated redemption price at maturity over (ii) the tax basis of the debt obligation in the hands of the holder immediately after its acquisition.

     Under the de minimis exception, there is no market discount if the excess of the stated redemption price at maturity of the obligation over the holder's tax basis in the obligation is less than 0.25% of the stated redemption price at maturity multiplied by the number of complete years after the acquisition date to the Note's date of maturity. Unless a holder elects otherwise, the accrued market discount would be the amount calculated by multiplying the market discount by a fraction, the numerator of which is the number of days the obligation has been held by the a holder and the denominator of which is the number of days after the holder's acquisition of the obligation up to and including its maturity date.

     If a U.S. Holder of a Note acquired at market discount disposes of such
Note in any transaction other than a sale, exchange or involuntary conversion, even though otherwise non-taxable (e.g., a gift), such U.S. Holder will be deemed to have realized an amount equal to the fair market value of the Note and would be required to recognize as ordinary income any accrued market discount to the extent of the deemed gain. A U.S. Holder of a Note acquired at a market discount also may be required to defer the deduction of all or a portion of the interest on any indebtedness incurred or maintained to carry the Note until it is disposed of in a taxable transaction.

     A U.S. Holder of a Note acquired at market discount may elect to include the market discount in income as it accrues. This election would apply to all market discount obligations acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies. The election may be revoked only with the consent of the U.S. Internal Revenue Service (the "Service"). If a U.S. Holder of a Note so elects to include market discount in income currently, the above-discussed rules with respect to ordinary income recognition resulting from sales and certain other disposition transactions and to deferral of interest deductions would not apply.

BOND PREMIUM

     If a U.S. Holder purchases a Note at a cost that is in excess of the amount payable on maturity (which will be determined by reference to an earlier call date if the call price would reduce the amount of the premium) (such excess being the "bond premium"), a U.S. Holder may elect under Section 171 of the Code to amortize such bond premium on a constant interest basis over the period from the acquisition date to the maturity date of such Note (or, in certain circumstances, until an earlier call date) and, except as future Treasury regulations may otherwise provide, reduce the amount of interest included in income in respect of the Note by such amount. A U.S. Holder who elects to amortize bond premium must reduce its adjusted basis in the Note by the amount of such allowable amortization. An election to amortize bond premium would apply to all amortizable bond premium on all taxable bonds held at or acquired after the beginning of the U.S. Holder's taxable year as to which the election is made, and may be revoked only with the consent of the Service.

     If an election to amortize bond premium is not made, a U.S. Holder must include the full amount of each interest payment in income in accordance with its regular method of accounting and will generally receive a tax benefit from the bond premium only upon computing its gain or loss upon the sale or other disposition or payment of the principal amount of the Note.

TAX BASIS

     A U.S. Holder's initial tax basis in a Note will be equal to the purchase price paid by such U.S. Holder for such Note.

SALE OR REDEMPTION

     Unless a nonrecognition provision applies, the sale, exchange, redemption (including pursuant to an offer by the Company) or other disposition of a Note will be a taxable event for federal income tax purposes. In such event, a U.S. Holder will recognize gain or loss equal to the difference between (i) the amount of cash plus the fair market value of any property received upon such sale, exchange, redemption or other taxable disposition (other than in respect of accrued and unpaid interest thereon) and (ii) the U.S. holder's adjusted tax basis therein (other than any tax basis attributable to accrued and unpaid interest). Subject to the discussion above under the caption "Market Discount," such gain or loss should be capital gain or loss and will be long-term capital gain or loss if the Note had been held by the U.S. Holder for more than one year at the time of such sale, exchange, redemption or other disposition.

CONVERSION OF NOTE INTO COMMON STOCK

     No gain or loss will be recognized for federal income tax purposes on conversion of Notes solely into shares of Common Stock, except with respect to any cash received in lieu of a fractional share or any accrued interest not previously included in income. To the extent the conversion is not treated as resulting in the payment of interest, the tax basis for the shares of Common Stock received upon conversion will be equal to the tax basis of the Notes converted into Common Stock, and the holding period of the shares of Common Stock will include the holding period of the Notes converted. Any accrued market discount not previously included in income as of the date of the conversion of the Notes and not recognized upon the conversion (e.g., as a result of the receipt of cash in lieu of a fractional interest in a Note) should carry over to the Common Stock received on conversion and be treated as ordinary income upon the subsequent disposition of such Common Stock.

ADJUSTMENT OF CONVERSION PRICE

     Section 305 of the Code treats as a distribution taxable as a dividend (to the extent of the issuing corporation's current or accumulated earnings and profits) certain actual or constructive distributions of stock with respect to stock or convertible securities. Under Treasury regulations, an adjustment in the conversion price, or the failure to make such an adjustment, may, under certain circumstances be treated as a constructive dividend. Generally, a U.S. Holder's tax basis in a Note will be increased by the amount of any such constructive dividend.

BACK-UP WITHHOLDING

     A U.S. Holder of Notes or Common Stock may be subject to "back-up withholding" at a rate of 31% with respect to certain "reportable payments," including interest payments, dividend payments and, under certain circumstances, principal payments on the Notes or proceeds from the disposition of Common Stock. These back-up withholding rules apply if the U.S. Holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number (TIN) certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN,
(iii) fails to report properly interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to back-up withholding. A U.S. Holder who does not provide the Company with its correct TIN also may be subject to penalties imposed by the Service. Any amount withheld from a payment to a U.S. Holder under the back-up withholding rules is creditable against the U.S. Holder's federal income tax liability, provided the required information is furnished to the Service. Back-up withholding will not apply, however, with respect to payments made to certain holders, including corporations and tax-exempt organizations, provided their exemption from back-up withholding is properly established.

     The Company will report to the U.S. Holders of Notes and Common Stock and to the Service the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

                                NON-U.S. HOLDERS

     The following discussion is limited to the U.S. federal income tax consequences relevant to a Holder of a Note that is not a (i) citizen or resident of the United States, (ii) a corporation organized under the laws of the United States or any political subdivision thereof or therein or (iii) an estate or trust the income of which is subject to U.S. federal income tax regardless of its source ("Non-U.S. Holder").

     For purposes of withholding tax on interest and dividends discussed below, a non-resident alien or other nonresident fiduciary of an estate or trust will be considered a Non-U.S. Holder. For purposes of the following discussion, interest, dividends and gain on the sale, exchange or other disposition of a Note or Common Stock will be considered to be "U.S. trade or business income" if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business or (ii) in the case of a treaty resident, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

STATED INTEREST

     Generally any interest paid to a Non-U.S. Holder of a Note that is not U.S. trade or business income will not be subject to U.S. tax if the interest qualifies as "portfolio interest." Generally interest on the Notes will qualify as portfolio interest if (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all voting stock of the Company and is not a "controlled foreign corporation" with respect to which the Company is a "related person" within the meaning of the Code, and (ii) the beneficial owner, under penalty or perjury, certifies that the beneficial owner is not a United States person and such certificate provides the beneficial owner's name and address.

     The gross amount of payments to a Non-U.S. Holder of interest that do not qualify for the portfolio interest exception and that are not U.S. trade or business income will be subject to U.S. federal income tax at the rate of 30%, unless a U.S. income tax treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular U.S. rates rather than the 30% gross rate. In the case of a Non-U.S. Holder that is a corporation, such United States trade or business income may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to United States trade or business income) at a 30% rate. The branch profits tax may not apply (or may apply at a reduced rate) if a recipient is a qualified resident of certain countries with which the United States has an income tax treaty. To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the Non-U.S. Holder must provide a properly executed Form 1001 or 4224 (or such successor forms as the Service designates), as applicable, prior to the payment of interest. These forms must be periodically updated. Under proposed regulations, the Forms 1001 and 4224 will be replaced by Form W-8. Also, under proposed regulations, a Non-U.S. Holder who is claiming the benefits of a treaty may be required to obtain a U.S. taxpayer identification number and to provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Certain special procedures are provided in the proposed regulations for payments through qualified intermediaries.

DIVIDENDS

     In general, dividends paid (or deemed paid as a result of the adjustment of the conversion price of the Notes, as described above under the heading "-- U.S. Holders -- Adjustment of Conversion Price") to a Non-U.S. Holder of Common Stock will be subject to withholding of U.S. federal income tax at a 30% rate unless such is reduced by an applicable income tax treaty. Dividends that are connected with such holder's conduct of a trade or business in the United States or (U.S. trade or business income) are generally subject to U.S. federal income tax at regular rates, but generally are not subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate form with the payor, as discussed above. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be applicable under an income tax treaty.

     Dividends paid to an address in a foreign country generally are presumed (absent actual knowledge to the contrary) to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. Under proposed U.S. Treasury regulations, not currently in effect, however, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements, which would include the requirement that the Non-U.S. Holder file a form which contains the holder's name and address and an official statement by the competent authority in the foreign country (as designated in the applicable tax treaty) attesting to the holder's status as a resident thereof.

     A Non-U.S. Holder of Common Stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for a refund with the Service.

CONVERSION

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax on the conversion of Notes into Common Stock, except with respect to cash (if any) received in lieu of a fractional share or interest not previously included in income. Cash in lieu of a fractional share may give rise to gain that would be subject to the rules described below for the sale of Notes. Cash or Common Stock treated as issued for accrued interest would be treated as interest under the rules described above.

SALE, EXCHANGE OR REDEMPTION OF NOTES OR COMMON STOCK

     Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of a Note generally will not be subject to U.S. federal income tax, unless (i) such gain is U.S. trade or business income, (ii) subject to certain exceptions, the Non-U.S. Holder is an individual who holds the Note as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates and (iv) in the case of the disposition of the Notes and Common Stock, the Company has not been and does not become a U.S. real property holding company. The Company does not believe it is currently a "U.S. real property holding company" for U.S. federal income tax purposes.

FEDERAL ESTATE TAX

     Notes held (or treated as held) by an individual who is not a citizen or resident of the United States (for federal estate tax purposes) at the time of his or her death will not be subject to U.S. federal estate tax provided that the individual does not actually or constructively own 10% or more of the total voting power of all voting stock of the Company and income on the Notes was not U.S. trade or business income. Common Stock owned or treated as owned by an individual who is not a citizen or resident of the United States (for federal estate tax purposes) will be included in such individual's estate for U.S. federal income tax purposes unless an applicable estate tax treaty otherwise applies.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     The Company must report annually to the Service and to each Non-U.S. Holder any interest or dividend that is subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty, or interest that is exempt from U.S. tax under the portfolio interest exception. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. The Company must also report any dividends paid to a Non-U.S. Holder.

     U.S. Treasury regulations provide that backup withholding and information reporting will not apply to payments of principal on the Notes by the Company to a Non-U.S. Holder, if the Holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption (provided that neither the Company nor its paying agent has actual knowledge that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied.)

     The payment of the proceeds from the disposition of Notes or Common Stock to or through the United States office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as its non-U.S. status under penalty of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a Note to or through a non-U.S. office of a non-U.S. broker that is not a U.S. related person will not be subject to information reporting or backup withholding. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation" for U.S. federal income tax purposes or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business.

     In the case of the payment of proceeds from the disposition of Notes or Common Stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the regulations require information reporting on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Backup withholding will not apply to payments made through foreign offices of a broker that is not a U.S. person or a U.S. related person (absent actual knowledge that the payee is a U.S. person).

     Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's U.S. federal income tax liability, provided that the requisite procedures are followed.

     THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISER AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND THE COMMON STOCK OF THE COMPANY, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the Underwriting Agreement relating to the Notes (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters"), for whom Credit Suisse First Boston Corporation is acting as representative (the "Representative"), have severally but not jointly agreed to purchase from the Company the following respective principal amounts of Notes:

                                                               PRINCIPAL
                        UNDERWRITER                              AMOUNT
                        -----------                           ------------
Credit Suisse First Boston Corporation......................  $100,000,000
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated....................................   100,000,000
Salomon Brothers Inc........................................   100,000,000
                                                              ------------
  Total.....................................................  $300,000,000
                                                              ============

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes (other than those covered by the over-allotment option described below), if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company has granted to the Underwriters an option, exercisable by the Representative, expiring at the close of business on the 30th day after the date of this Prospectus Supplement, to purchase up to $45,000,000 additional principal amount of Notes at the initial public offering price, less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus Supplement. Such option may be exercised only to cover over-allotments in the sale of the Notes. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase the same percentage of such additional Notes being sold to the Underwriters as the amount of Notes set forth next to such Underwriter's name in the preceding table bears to the sum of the total amount of Notes in such table.

     The Company has been advised by the Underwriters that they propose to offer the Notes to the public initially at the offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a
concession of     % of the principal amount per Note and the Underwriters and
such dealers may allow a discount of      % of such principal amount per Note on
sales to certain other dealers. After the initial public offering, the public offering prices and concession and discount to dealers may be changed by the Underwriters.

     The Notes are a new issue of securities with no established trading market. The Underwriters have advised the Company that they intend to act as a market maker in the Notes. However, the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     Each of the Company and Loews Corporation has agreed that, for a period of 90 days after the commencement of the Offering, it will not, without the prior written consent of the Representative, directly or indirectly, issue, offer, sell, contract to sell, grant any option to purchase, hypothecate or otherwise dispose of, or file a registration statement under the Securities Act relating to, any Common Stock or any security convertible into or exchangeable for Common Stock, other than to the Underwriters pursuant to the Underwriting Agreement, upon conversion of the Notes or pursuant to employee benefit plans (including stock option plans) existing on the date of this Prospectus Supplement.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments that the Underwriters may be required to make in respect thereof.

     In the ordinary course of their respective businesses, certain of the Underwriters or their affiliates have engaged, and may in the future engage, in commercial banking and investment banking transactions with the Company and affiliates of the Company, including Loews. Each of the Underwriters served as a co-manager of a secondary offering of Common Stock in May 1996 for which they received customary compensation. In consideration of financial advisory services rendered in connection with the Arethusa Acquisition, Diamond Offshore paid Credit Suisse First Boston a $500,000 fee, reimbursed it for all reasonable out-of-pocket expenses and indemnified it (and its directors, officers, employees and persons controlling it) against certain liabilities and expenses in connection with the Arethusa Acquisition. Similarly, Arethusa paid Merrill Lynch & Co. $7.5 million for financial advisory services in connection with the Arethusa Acquisition, reimbursed Merrill Lynch & Co. for its reasonable out-of-pocket expenses, and indemnified it and certain related persons against certain liabilities relating to or arising out of its engagement.

     Merrill Lynch Specialists Inc. ("MLSI"), an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the Underwriters, acts as a specialist in the Common Stock of the Company pursuant to the rules of the NYSE. Under an exemption granted by the Securities and Exchange Commission on July 31, 1995, MLSI will be permitted to carry on its activities as a specialist in the Common Stock for the entire period of the distribution of the Notes. The exemption is subject to the satisfaction by MLSI of the conditions specified in the exemption.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Notes in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Notes are effected. Accordingly, any resale of the Notes in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Notes.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Notes in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Notes without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION AND ENFORCEMENT

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of actions prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Notes to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Notes acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Notes acquired on the same date and under the same prospectus exemption.

                                 LEGAL MATTERS

     The validity of the Notes will be passed upon for the Company by Weil, Gotshal & Manges LLP, Houston, Texas, and for the Underwriters by Andrews & Kurth L.L.P., New York, New York.

                            [Diamond Offshore Logo]

                               ------------------

                                  $600,000,000

   Debt Securities     Preferred Stock    Common Stock    Securities Warrants

                               ------------------

     Diamond Offshore Drilling, Inc., a Delaware corporation (the "Company"), may issue from time to time, together or separately, (1) its debt securities (the "Debt Securities"), which may be either senior ("Senior Securities") or subordinated ("Subordinated Securities") and which may be convertible into or exchangeable for shares of common stock, par value $0.01 per share, of the Company (the "Common Stock"), shares of preferred stock, par value $0.01 per share, of the Company (the "Preferred Stock"), or other Debt Securities; (2) warrants to purchase Debt Securities (the "Debt Warrants"); (3) Preferred Stock, which may be convertible into or exchangeable for shares of Common Stock or shares of Preferred Stock or Debt Securities; (4) warrants to purchase shares of Preferred Stock (the "Preferred Stock Warrants"); and (5) Common Stock issuable upon the conversion or exchange of Debt Securities or Preferred Stock offered hereunder, to the extent such Debt Securities or Preferred Stock are, by their terms, convertible into or exchangeable for shares of Common Stock, in amounts, at prices and on terms to be determined by market conditions at the time of offering thereof. The Debt Warrants and Preferred Stock Warrants are collectively referred to herein as the "Securities Warrants" and the Debt Securities, Preferred Stock, Common Stock and Securities Warrants are collectively referred to herein as the "Offered Securities".

     The Offered Securities may be issued in one or more series or issuances and will be limited to $600,000,000 in aggregate public offering price (or its equivalent, based on the applicable exchange rate, to the extent Debt Securities are issued for one or more foreign currencies or currency units). The Offered Securities may be sold for U.S. dollars, or any foreign currency or currencies or currency units, and the principal of, and any premium or interest on, the Debt Securities may be payable in U.S. dollars, or any foreign currency or currencies or currency units.

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"), including, where applicable, (1) in the case of Debt Securities, the specific designation, aggregate principal amount, authorized denomination, initial offering price, maturity, premium (if any), interest rate (which may be fixed or floating), time of and method of calculating the payment of interest, if any, the currency in which principal, premium, if any, and interest, if any, are payable, any redemption or sinking fund terms, any terms for the conversion into or exchange for shares of Common Stock or Preferred Stock or other Debt Securities, terms of subordination of Subordinated Securities, and other specific terms; (2) in the case of Preferred Stock, the specific designation, any dividend, liquidation, redemption, sinking fund, voting or other rights, time of payment of dividends, any terms for the conversion into or exchange for shares of Common Stock or shares of Preferred Stock or Debt Securities, the initial offering price and other specific terms; and (3) in the case of Securities Warrants, the duration, initial offering price, exercise price and detachability thereof. The Prospectus Supplement will also contain information, where applicable, about certain United States Federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by the Prospectus Supplement.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                               ------------------

     The Offered Securities will be sold directly, through agents, dealers or underwriters as designated from time to time, or through a combination of such methods. If any agents of the Company or any dealers or underwriters are involved in the sale of the Offered Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable agent's commission, dealer's purchase price or underwriter's discount will be set forth in or may be calculated from the Prospectus Supplement. The net proceeds to the Company from such sale will be the purchase price less such commission in the case of an agent, the purchase price in the case of a dealer, or the public offering price less such discount in the case of an underwriter and less, in each case, other attributable issuance expenses. See "Plan of Distribution."

                The date of this Prospectus is January 22, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission") relating to its business, financial position, results of operations and other matters. Such reports and other information can be inspected and copied at the Public Reference Section maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at certain of its Regional Offices, located at Northwest Atrium Center (Suite 1400), 500 West Madison Street, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at prescribed rates. Such material can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Such material may also be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov).

     The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered hereby.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates by reference herein its Annual Report on Form 10-K for the fiscal year ended December 31, 1995, its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1996, June 30, 1996 and September 30, 1996, its Current Reports on Form 8-K dated February 20, 1996 and May 13, 1996, all of which have been previously filed with the Commission under File No. 1-13926, and the description of Common Stock of the Company that is contained in the registration statement on Form 8-A dated September 6, 1995 filed under the Exchange Act under File No. 1-13926, and Amendment No. 1 thereto on Form 8-A/A dated October 9, 1995.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering of the Offered Securities offered hereby shall be deemed incorporated herein by reference, and such documents shall be deemed to be a part hereof from the date of filing such documents. Any statement contained herein, in a document incorporated or deemed to be incorporated by reference herein, or in the accompanying Prospectus Supplement, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the above documents incorporated or deemed to be incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests should be directed to:
Diamond Offshore Drilling, Inc., 15415 Katy Freeway, Houston, Texas 77094; Attn:
Corporate Secretary (telephone 281-492-5300).

                                  THE COMPANY

     The Company, through wholly owned subsidiaries, engages worldwide in the contract drilling of offshore oil and gas wells and is a leader in deep water drilling. The Company's fleet of 46 mobile offshore drilling rigs is one of the largest in the world and includes the largest fleet of semisubmersible rigs. The fleet is comprised of 30 semisubmersibles (including three of the world's 13 fourth-generation semisubmersibles), 15 jack-ups and one drillship.

     On December 31, 1996, the Company exited the land drilling business with the sale of its land rigs and associated equipment for approximately $26 million.

     Unless the context otherwise requires, references herein and in any Prospectus Supplement to the "Company" shall mean Diamond Offshore Drilling, Inc. and its subsidiaries.

     The Company is a Delaware corporation with its principal executive offices located at 15415 Katy Freeway, Houston, Texas 77094, where its telephone number is (281) 492-5300.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The Company's fixed charges exceeded the Company's earnings by approximately $13,803,000, $46,425,000, $21,670,000, $77,951,000, and
$22,609,000 for the years ended December 31, 1995, 1994, 1993, 1992 and 1991, respectively. Fixed charges for the years ended December 31, 1991 through December 31, 1995 consisted solely of interest expense on notes payable to Loews Corporation. The Company's consolidated ratio of earnings to fixed charges for the nine months ended September 30, 1996, was 49.49. For all such periods, the ratio of earnings to fixed charges has been computed on a total enterprise basis. Earnings represent income from continuing operations plus income taxes and fixed charges. Fixed charges represent interest, whether expensed or capitalized.

                                USE OF PROCEEDS

     Unless otherwise specified in the Prospectus Supplement, the net proceeds from the sale of the Offered Securities offered hereby will be used for general corporate purposes, including repayment of borrowings, working capital, capital expenditures and acquisitions. Additional information on the use of net proceeds from the sale of the Offered Securities offered hereby is set forth in the Prospectus Supplement relating to such Offered Securities.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities summarizes certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities and the extent, if any, to which such general provisions may apply to any series of Debt Securities will be described in the Prospectus Supplement relating to such series.

     The Debt Securities are to be issued under one or more Indentures (collectively, the "Indenture") between the Company and a trustee selected by the Company, which trustee shall be named in a Prospectus Supplement (the "Trustee"). The following statements are subject to the detailed provisions of the Indenture, a copy of which is filed as an exhibit to the Registration Statement. Wherever any particular provisions of the Indenture or terms defined therein are referred to, such provisions and terms are incorporated by reference as a part of the statements made herein and such statements are qualified in their entirety by such references. References to particular sections of the Indenture are noted below. Defined terms used herein but not defined herein shall have the meanings ascribed to them in the Indenture.

GENERAL

     The Debt Securities may be either Senior Securities or Subordinated Securities and will be unsecured. The Indenture does not limit the amount of Debt Securities which may be issued thereunder and Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company. (Section 301) Debt Securities will be issued from time to time and offered on terms determined by market conditions at the time of sale.

     The Senior Securities will be unsecured and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. To the extent provided in the Prospectus Supplement relating thereto, the Company may be required to secure Senior Securities equally and ratably with other Debt (as defined in the Indenture) with respect to which the Company elects or is required to provide security. The Subordinated Securities will be unsecured and will be subordinated and junior to all "Senior Indebtedness" (which for this purpose includes any Senior Securities) to the extent set forth in the applicable supplemental Indenture and the Prospectus Supplement relating to such series.

     The Debt Securities may be issued in one or more series with the same or various maturities at par, at a premium or at a discount. Any Debt Securities bearing no interest or interest at a rate which at the time of issuance is below market rates will be sold at a discount (which may be substantial) from their stated principal amount. Federal income tax consequences and other special considerations applicable to any such substantially discounted Debt Securities will be described in the Prospectus Supplement relating thereto.

     Reference is made to the Prospectus Supplement for the following terms of the Debt Securities offered hereby: (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities; (ii) the percentage of their principal amount at which such Debt Securities will be issued; (iii) the date or dates on which the Debt Securities will mature; (iv) the rate or rates (which may be fixed or floating) per annum at which the Debt Securities will bear interest, if any, or the method of determining such rate or rates; (v) the date or dates on which any such interest will be payable, the date or dates on which payment of any such interest will commence and the Regular Record Dates for such Interest Payment Dates; (vi) whether such Debt Securities are Senior Securities or Subordinated Securities; (vii) the terms of any mandatory or optional redemption (including any provisions for any sinking, purchase or other analogous fund) or repayment option; (viii) the currency, currencies or currency units for which the Debt Securities may be purchased and the currency, currencies or currency units in which the principal thereof, any premium thereon and any interest thereon may be payable; (ix) if the currency, currencies or currency units for which the Debt Securities may be purchased or in which the principal thereof, any premium thereon and any interest thereon may be payable is at the election of the Company or the purchaser, the manner in which such election may be made; (x) if the amount of payments on the Debt Securities is determined with reference to an index based on one or more currencies or currency units, changes in the price of one or more securities or changes in the price of one or more commodities, the manner in which such amounts may be determined; (xi) the extent to which any of the Debt Securities will be issuable in temporary or permanent global form, or the manner in which any interest payable on a temporary or permanent Global Security will be paid; (xii) the terms and conditions upon which conversion or exchange of the Debt Securities into or for Common Stock, Preferred Stock or other Debt Securities will be effected, including the conversion price or exchange ratio, the conversion or exchange period and any other conversion or exchange provisions; (xiii) information with respect to book-entry procedures, if any; (xiv) a discussion of certain Federal income tax, accounting and other special considerations, procedures and limitations with respect to the Debt Securities; and (xv) any other specific terms of the Debt Securities not inconsistent with the Indenture.

     If any of the Debt Securities are sold for one or more foreign currencies or foreign currency units or if the principal of, premium, if any, or any interest on any series of Debt Securities is payable in one or more foreign currencies or foreign currency units, the restrictions, elections, Federal income tax consequences, specific terms and other information with respect to such issue of Debt Securities and such currencies or currency units will be set forth in the Prospectus Supplement relating thereto.

     Unless otherwise specified in the Prospectus Supplement, the principal of, any premium on, and any interest on the Debt Securities will be payable, and the Debt Securities will be transferable, at the Corporate Trust Office of the Trustee specified in the applicable Indenture, provided that payment of interest, if any, may be made at the option of the Company by check mailed on or before the payment date, first class mail, to the address of the person entitled thereto as it appears on the registry books of the Company or its agent.

     Unless otherwise specified in the Prospectus Supplement, the Debt Securities will be issued only in fully registered form and in denominations of $1,000 and any integral multiple thereof. (Sections 301 and 302) No service charge will be made for any transfer or exchange of any Debt Securities, but the Company may, except in certain specified cases not involving any transfer, require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

GLOBAL SECURITIES

     The Debt Securities of a series may be issued, in whole or in part, in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee of such Depositary to a successor Depositary or any nominee of such successor.

     The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will generally apply to depositary arrangements.

     Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit, on its book entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary. Such accounts shall be designated by the dealers, underwriters or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the applicable Depositary ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Debt Securities.

     Payments of principal of, any premium on, and any interest on, individual Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. Neither the Company, the Trustee for such Debt Securities, any Paying Agent, nor the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security representing any of such Debt Securities, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Debt Securities as shown on the records of such Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name". Such payments will be the responsibility of such participants.

     If the Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities of such series in exchange for the Global Security representing such series of Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue individual Debt Securities of such series in exchange for the Global Security or Securities representing such series of Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company, the Trustee and the Depositary for such Global Security, receive individual Debt Securities of such series in exchange for such beneficial interests, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name. Individual Debt Securities of such series so issued will be issued in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

SENIOR SECURITIES

     The Senior Securities will be direct, unsecured obligations of the Company, and will constitute Senior Indebtedness (in each case as defined in the applicable supplemental Indenture) ranking on a parity with all other unsecured and unsubordinated indebtedness of the Company.

SUBORDINATED SECURITIES

     The Subordinated Securities will be direct, unsecured obligations of the Company. The obligations of the Company pursuant to the Subordinated Securities will be subordinate in right of payment to the extent set forth in the Indenture and the applicable supplemental Indenture to all Senior Indebtedness (including all Senior Securities) (in each case as defined in the applicable supplemental Indenture). Except to the extent otherwise set forth in a Prospectus Supplement, the Indenture does not contain any restriction on the amount of Senior Indebtedness which the Company may incur.

     The terms of the subordination of a series of Subordinated Securities, together with the definition of Senior Indebtedness related thereto, will be as set forth in the applicable supplemental Indenture and the Prospectus Supplement relating to such series.

     The Subordinated Securities will not be subordinated to indebtedness of the Company which is not Senior Indebtedness, and the creditors of the Company who do not hold Senior Indebtedness will not benefit from the subordination provisions described herein. In the event of the bankruptcy or insolvency of the Company before or after maturity of the Subordinated Securities, such other creditors would rank pari passu with holders of the Subordinated Securities, subject, however, to the broad equity powers of the Federal bankruptcy court pursuant to which such court may, among other things, reclassify the claims of any series of Subordinated Securities into a class of claims having a different relative priority with respect to the claims of such other creditors or any other claims against the Company.

CERTAIN DEFINITIONS

     Certain terms defined in Section 101 of the Indenture are summarized below.

     "Debt" means indebtedness for money borrowed.

     "Subsidiary", when used with respect to the Company, means (i) any corporation of which a majority of the outstanding voting stock is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or both, (ii) a partnership in which the Company or any Subsidiary of the Company is, at the date of determination, a general or limited partner of such partnership, but only if the Company or its Subsidiary is entitled to receive more than fifty percent of the assets of such partnership upon its dissolution, or (iii) any other Person (other than a corporation or partnership) in which the Company or any Subsidiary of the Company, directly or indirectly, at the date of determination thereof, has (x) at least a majority ownership interest or (y) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

COVENANTS

     The Indenture contains certain covenants that will be applicable (unless waived or amended) so long as any of the Debt Securities are outstanding, unless stated otherwise in the Prospectus Supplement.

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

     The Indenture provides that the Company may not consolidate with or merge into any other Person or convey or transfer its properties and assets substantially as an entirety to any Person, unless (i) the successor Person shall be a corporation or partnership organized and existing under the laws of the United States or any State thereof or the District of Columbia, and shall expressly assume by a supplemental indenture executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of, any premium on, and any interest on, all the outstanding Debt Securities and the performance of every covenant in the Indenture on the part of the Company to be performed or observed; (ii) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and (iii) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance or transfer and such supplemental indenture comply with the foregoing provisions relating to such transaction. (Section 801) In case of any such consolidation, merger, conveyance or transfer, such successor Person will succeed to and be substituted for the Company as obligor on the Debt Securities, with the same effect as if it had been named in the Indenture as the Company. (Section 802 )

EVENTS OF DEFAULT; WAIVER AND NOTICE THEREOF; DEBT SECURITIES IN FOREIGN CURRENCIES

     As to any series of Debt Securities, an Event of Default is defined in the Indenture as (a) default for 30 days in payment of any interest on the Debt Securities of such series; (b) default in payment of principal of or any premium on the Debt Securities of such series at maturity; (c) default in payment of any sinking or purchase fund or analogous obligation, if any, on the Debt Securities of such series; (d) default by the Company in the performance of any other covenant or warranty contained in the Indenture for the benefit of such series which shall not have been remedied by the end of a period of 60 days after notice is given as specified in the Indenture; (e) certain events of bankruptcy, insolvency and reorganization of the Company; and (f) to the extent set forth in the applicable supplemental Indenture and Prospectus Supplement, certain defaults under other Debt. (Section 501)

     A default under one series of Debt Securities will not necessarily be a default under another series. Any additions, deletions or other changes to the Events of Default which will be applicable to a series of Debt Securities will be described in the Prospectus Supplement relating to such series of Debt Securities.

     The Indenture provides that (i) if an Event of Default described in clause
(a), (b), (c), (d) or (f) above (if the Event of Default under clause (d) is with respect to less than all series of Debt Securities then outstanding) shall have occurred and be continuing with respect to any series, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding (each such series acting as a separate class) may declare the principal (or, in the case of Original Issue Discount Securities, the portion thereof specified in the terms thereof) of all outstanding Debt Securities of such series and the interest accrued thereon, if any, to be due and payable immediately and (ii) if an Event of Default described in clause (d) or (f) above (if the Event of Default under clause (d) is with respect to all series of Debt Securities then outstanding) shall have occurred and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of all Debt Securities then outstanding (treated as one class) may declare the principal (or, in the case of Original Issue Discount Securities, the portion thereof specified in the terms thereof) of all Debt Securities then outstanding and the interest accrued thereon, if any, to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults (except for defaults in the payment of principal of, any premium on, or any interest on, such Debt Securities and in compliance with certain covenants) may be waived by the holders of a majority in aggregate principal amount of the Debt Securities of such series then outstanding. If an Event of Default described in clause (e) occurs and is continuing, then the principal amount (or, in the case of Debt Securities originally issued at a discount, such portion of the principal amount as may be specified in the terms hereof) of all the Debt Securities then outstanding and all accrued interest thereon shall become and be due and payable immediately, without any declaration or other act by the Trustee or any other Holder. (Sections 502 and 513)

     Under the Indenture the Trustee must give to the holders of each series of Debt Securities notice of all uncured defaults known to it with respect to such series within 90 days after such a default occurs (the term default to include the events specified above without notice or grace periods); provided that, except in the case of default in the payment of principal of, any premium on, or any interest on, any of the Debt Securities, or default in the payment of any sinking or purchase fund installment or analogous obligations, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the Debt Securities of such series. (Section 602)

     No holder of any Debt Securities of any series may institute any action under the Indenture unless (a) such holder shall have given the Trustee written notice of a continuing Event of Default with respect to such series, (b) the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding shall have requested the Trustee to institute proceedings in respect of such Event of Default, (c) such holder or holders shall have offered the Trustee such reasonable indemnity as the Trustee may require, (d) the Trustee shall have failed to institute an action for 60 days thereafter and (e) no inconsistent direction shall have been given to the Trustee during such 60-day period by the holders of a majority in aggregate principal amount of Debt Securities of such series. (Section 507)

     The holders of a majority in aggregate principal amount of the Debt Securities of any series affected and then outstanding will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to such series of Debt Securities. (Section 512) The Indenture provides that, in case an Event of Default shall occur and be continuing, the Trustee, in exercising its rights and powers under the Indenture, will be required to use the degree of care of a prudent man in the conduct of his own affairs. (Section 601) The Indenture further provides that the Trustee shall not be required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under the Indenture unless it has reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is reasonably assured to it. (Section 601)

     The Company must furnish to the Trustee within 120 days after the end of each fiscal year a statement signed by one of certain officers of the Company to the effect that a review of the activities of the Company during such year and of its performance under the Indenture and the terms of the Debt Securities has been made, and, to the best of the knowledge of the signatories based on such review, the Company has complied with all conditions and covenants of the Indenture or, if the Company is in default, specifying such default. (Section
1004)

     If any Debt Securities are denominated in a coin or currency other than that of the United States, then for the purposes of determining whether the holders of the requisite principal amount of Debt Securities have taken any action as herein described, the principal amount of such Debt Securities shall be deemed to be that amount of United States dollars that could be obtained for such principal amount on the basis of the spot rate of exchange into United States dollars for the currency in which such Debt Securities are denominated (as evidenced to the Trustee by an Officers' Certificate) as of the date the taking of such action by the holders of such requisite principal amount is evidenced to the Trustee as provided in the Indenture. (Section 104)

     If any Debt Securities are Original Issue Discount Securities, then for the purposes of determining whether the holders of the requisite principal amount of Debt Securities have taken any action herein described, the principal amount of such Debt Securities shall be deemed to be the portion of such principal amount that would be due and payable at the time of the taking of such action upon a declaration of acceleration of maturity thereof. (Section 101)

MODIFICATION OF THE INDENTURE

     The Company and the Trustee may, without the consent of the holders of the Debt Securities, enter into indentures supplemental to the Indenture for, among others, one or more of the following purposes; (i) to evidence the succession of another corporation to the Company, and the assumption by such successor of the Company's obligations under the Indenture and the Debt Securities of any series;
(ii) to add covenants of the Company, or surrender any rights of the Company, for the benefit of the holders of Debt Securities of any or all series; (iii) to cure any ambiguity, omission, defect or inconsistency in such Indenture; (iv) to establish the form or terms of any series of Debt Securities, including any Subordinated Securities; (v) to evidence and provide for the acceptance of any successor Trustee with respect to one or more series of Debt Securities or to facilitate the administration of the trusts thereunder by one or more trustees in accordance with such Indenture; and (vi) to provide any additional Events of Default (Section 901).

     With certain exceptions, the Indenture or the rights of the holders of the Debt Securities may be modified by the Company and the Trustee with the consent of the holders of a majority in aggregate principal amount of the Debt Securities of each series affected by such modification then outstanding, but no such modification may be made without the consent of the holder of each outstanding Debt Security affected thereby which would (i) change the maturity of any payment of principal of, or any premium on, or any installment of interest on any Debt Security, or reduce the principal amount thereof or the interest or any premium thereon, or change the method of computing the amount of principal thereof or interest thereon on any date or change any place of payment where, or the coin or currency in which, any Debt Security or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the maturity thereof (or, in the case of redemption or repayment, on or after the redemption date or the repayment date, as the case may be), or (ii) reduce the percentage in principal amount of the outstanding Debt Securities of any series, the consent of whose holders is required for any such modification, or the consent of whose holders is required for any waiver of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences provided for in the Indenture, or (iii) modify any of the provisions of certain Sections of the Indenture, including the provisions summarized in this paragraph, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding Debt Security affected thereby. (Section 902)

DISCHARGE AND DEFEASANCE

     Unless otherwise set forth in the applicable Prospectus Supplement, the Company can discharge or defease its obligations with respect to any series of Debt Securities as set forth below. (Article Four)

     The Company may discharge all of its obligations (except those set forth below) to holders of any series of Debt Securities issued under any Indenture that have not already been delivered to the Trustee for cancellation and that have either become due and payable, or are by their terms due and payable within one year (or scheduled for redemption within one year), by irrevocably depositing with the Trustee cash or U.S. Government Obligations (as defined in such Indenture), or a combination thereof, as trust funds in an amount certified to be sufficient to pay when due the principal of, premium, if any, and interest, if any, on all outstanding Debt Securities of such series and to make any mandatory sinking fund payments, if any, thereon when due. (Section 401)

     Unless otherwise provided in the applicable Prospectus Supplement, the Company may also elect at any time to (a) defease and be discharged from all of its obligations (except those set forth below) to holders of any series of Debt Securities issued under each Indenture ("defeasance") or (b) be released from all of its obligations with respect to certain covenants applicable to any series of Debt Securities issued under each supplemental Indenture ("covenant defeasance"), if, among other things: (i) the Company irrevocably deposits with the Trustee cash or U.S. Government Obligations, or a combination thereof, as trust funds in an amount certified to be sufficient to pay when due the principal of, premium, if any, and interest, if any, on all outstanding Debt Securities of such series and to make any mandatory sinking fund payments, if any, thereon when due and such funds have been so deposited for 91 days; (ii) such deposit will not result in a breach or violation of, or cause a default under, any agreement or instrument to which the Company is a party or by which it is bound; and (iii) the Company delivers to the Trustee an opinion of counsel to the effect that the holders of such series of Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and that defeasance or covenant defeasance will not otherwise alter the Federal income tax treatment of such holders' principal and interest payments, if any, on such series of Debt Securities. (Section 403)

                         DESCRIPTION OF PREFERRED STOCK

     The following is a description of certain general terms and provisions of the Preferred Stock. The particular terms of any series of Preferred Stock will be described in the applicable Prospectus Supplement. If so indicated in a Prospectus Supplement, the terms of any such series may differ from the terms set forth below.

     The Board of Directors of the Company (the "Board of Directors") is authorized, without action by the holders of Common Stock, to issue up to 25,000,000 shares of Preferred Stock in one or more series. Prior to issuance of shares of each series, the Board of Directors is required by the Delaware General Corporation Law (the "DGCL") and the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") to adopt resolutions and file a Certificate of Designations (the "Certificate of Designations") with the Secretary of State of the State of Delaware, fixing for each such series the designations, powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as are permitted by the DGCL. The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of such shares might believe to be in their best interests or in which holders of some, or a majority, of such shares might receive a premium for their shares over the then-market price of such shares.

     Subject to limitations prescribed by the DGCL, the Board of Directors is authorized to fix the number of shares constituting each series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors or duly authorized committee thereof. The Preferred Stock offered hereby will, upon issuance and full payment of the purchase price therefor, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

     Reference is made to the Prospectus Supplement relating to the series of Preferred Stock being offered for the specific terms thereof, including: (i) the title and stated value of such Preferred Stock; (ii) the number of shares of such Preferred Stock offered, the liquidation preference per share and the purchase price of such Preferred Stock; (iii) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock; (iv) whether dividends shall be cumulative or non-cumulative and, if cumulative, the date from which dividends on such Preferred Stock shall accumulate; (v) the procedures for any auction and remarketing, if any, for such Preferred Stock; (vi) the provisions for a sinking fund, if any, for such Preferred Stock; (vii) the provisions for redemption, if applicable, of such Preferred Stock; (viii) any listing of such Preferred Stock on any securities exchange; (ix) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price (or manner of calculation thereof) and conversion period; (x) voting rights, if any, of such Preferred Stock; (xi) a discussion of any material and/or special Federal income tax considerations applicable to such Preferred Stock; (xii) the relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (xiii) any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and (xiv) any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock.

     The transfer agent and registrar for each series of Preferred Stock will be described in the related Prospectus Supplement.

                          DESCRIPTION OF COMMON STOCK

     The following summary does not purport to be complete and is subject in all respects to the applicable provisions of the DGCL and the Certificate of Incorporation. The Company is presently authorized to issue 200,000,000 shares of Common Stock, par value $0.01 per share. At the close of business on January 16, 1997, an aggregate of 68,386,262 shares of Common Stock were outstanding.

     Subject to such preferential rights as may be granted by the Board of Directors in connection with the future issuance of Preferred Stock, holders of Common Stock are entitled to one vote for each share held. Such holders are not entitled to cumulative voting for the purpose of electing directors and have no preemptive or similar right to subscribe for, or to purchase, any shares of Common Stock or other securities to be issued by the Company in the future. Accordingly, the holders of more than 50% in voting power of the shares of Common Stock voting generally for the election of directors will be able to elect all of the Company's directors. At January 16, 1997, Loews Corporation beneficially owned 51.3% of the outstanding shares of Common Stock and is in a position to control actions that require the consent of stockholders, including the election of directors, amendment of the Certificate of Incorporation and any mergers or any sale of substantially all of the assets of the Company.

     Holders of shares of Common Stock have no exchange, conversion or preemptive rights and such shares are not subject to redemption. All outstanding shares of Common Stock are, and upon issuance and full payment of the purchase price therefor the shares of Common Stock offered hereby will be, duly authorized, validly issued, fully paid and nonassessable. Subject to the prior rights, if any, of holders of any outstanding class or series of Preferred Stock having a preference in relation to the Common Stock as to distributions upon the dissolution, liquidation and winding-up of the Company and as to dividends, holders of shares of Common Stock are entitled to share ratably in all assets of the Company which remain after payment in full of all debts and liabilities of the Company, and to receive ratably such dividends, if any, as may be declared by the Board of Directors from time to time out of funds and other property legally available therefor.

     The Company is a Delaware corporation and is subject to Section 203 ("Section 203") of the DGCL. In general, Section 203 will prevent an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) of the Company from engaging in a "business combination" (as therein defined) with the Company for three years following the date such person became an interested stockholder, unless (i) before such person became an interested stockholder, the Board of Directors approved the business combination in question, or the transaction which resulted in such person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the interested stockholder becoming such, the interested stockholder owns at least 85% of the voting stock of the Company outstanding at the time such transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or
(iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of not less than 66 2/3% of the outstanding voting stock of the Company not owned by the interested stockholder. Under Section 203, the restrictions described above do not apply to certain business combinations proposed by an interested stockholder following the announcement (or notification) of one of certain extraordinary transactions involving the Company and a person who had not been an interested stockholder during the preceding three years or who became an interested stockholder with the approval of the Board of Directors, and which transactions are approved or not opposed by a majority of the members of the Board of Directors then in office who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. Section 203 does not apply to Loews Corporation because it has been more than three years since Loews Corporation became an interested stockholder.

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C., whose principal offices are located at 450 West 33rd Street, New York, New York 10001.

                       DESCRIPTION OF SECURITIES WARRANTS

     The Company may issue Securities Warrants for the purchase of Debt Securities or Preferred Stock. Securities Warrants may be issued independently or together with any Debt Securities or shares of Preferred Stock offered by any Prospectus Supplement and may be attached to or separate from such Debt Securities or shares of Preferred Stock. The Securities Warrants are to be issued under Warrant Agreements to be entered into between the Company and the Warrant Agent named in the Prospectus Supplement relating to the particular issue of Securities Warrants (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Securities Warrants and will not assume any obligation or relationship of agency or trust for or with any holders of Securities Warrants or beneficial owners of Securities Warrants. The following summaries of certain provisions of the form of Warrant Agreement and Securities Warrants do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the applicable Warrant Agreement and the Securities Warrants.

GENERAL

     If Securities Warrants are offered, the Prospectus Supplement will describe the terms of the Securities Warrants, including the following: (i) the offering price; (ii) the currency, currencies or currency units for which Securities Warrants may be purchased; (iii) the designation, aggregate principal amount, currency, currencies or currency units and terms of the Debt Securities purchasable upon exercise of the Securities Warrants and the price at which such Debt Securities may be purchased upon such exercise; (iv) the designation, number of shares and terms of the series of Preferred Stock purchasable upon exercise of the Securities Warrants to purchase Preferred Stock and the price at which such shares of Preferred Stock may be purchased upon such exercise; (v) if applicable, the designation and terms of the Debt Securities or Preferred Stock with which the Securities Warrants are issued, and the number of Securities Warrants issued with each such Debt Security or share of Preferred Stock; (vi) if applicable, the date on and after which the Securities Warrants and the related Debt Securities or shares of Preferred Stock will be separately transferable; (vii) the date on which the right to exercise the Securities Warrants shall commence and the date (the "Expiration Date") on which such right shall expire; (viii) whether the Securities Warrants will be issued in registered or bearer form; (ix) a discussion of certain Federal income tax, accounting and other special considerations, procedures and limitations relating to the Securities Warrants; and (x) any other terms of the Securities Warrants.

     Securities Warrants may be exchanged for new Securities Warrants of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement. Before the exercise of their Securities Warrants, holders of Securities Warrants will not have any of the rights of holders of the Debt Securities or shares of Preferred Stock purchasable upon such exercise, including the right to receive payments of principal of, any premium on, or any interest on, the Debt Securities purchasable upon such exercise or to enforce the covenants in the Indenture or to receive payments of dividends, if any, on the Preferred Stock purchasable upon such exercise or to exercise any applicable right to vote.

EXERCISE OF SECURITIES WARRANTS

     Each Securities Warrant will entitle the holder to purchase such principal amount of Debt Securities or such number of shares of Preferred Stock at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the Securities Warrant. Securities Warrants may be exercised at such times as are set forth in the Prospectus Supplement relating to such Securities Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Securities Warrants will become void.

     Subject to any restrictions and additional requirements that may be set forth in the Prospectus Supplement relating thereto, Securities Warrants may be exercised by delivery to the Warrant Agent of the certificate evidencing such Securities Warrants properly completed and duly executed and of payment as provided in the Prospectus Supplement of the amount required to purchase the Debt Securities or shares of Preferred Stock purchasable upon such exercise. The exercise price will be the price applicable on the date of payment in full, as set forth in the Prospectus Supplement relating to the Securities Warrants. Upon receipt of such payment and the certificate representing the Securities Warrants to be exercised properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the Debt Securities or shares of Preferred Stock purchasable upon such exercise. If fewer than all of the Securities Warrants represented by such certificate are exercised, a new certificate will be issued for the remaining amount of Securities Warrants.

                              PLAN OF DISTRIBUTION

     The Company may sell the Offered Securities offered hereby (1) through underwriters or dealers; (2) through agents; (3) directly to purchasers; or (4) through a combination of any such methods of sale. Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act. The Prospectus Supplement relating to the Offered Securities will set forth their offering terms, including the name or names of any underwriters, dealers or agents, the purchase price of the Offered Securities and the proceeds to the Company from such sale, any underwriting discounts, commissions and other items constituting compensation to underwriters, dealers or agents, any initial public offering price, any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers, and any securities exchanges on which the Offered Securities may be listed.

     If underwriters or dealers are used in the sale, the Offered Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, or at prices related to such prevailing market prices, or at negotiated prices. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the Prospectus Supplement, the obligations of underwriters or dealers to purchase the Offered Securities will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the Offered Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

     Offered Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Offered Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If so indicated in the Prospectus Supplement, the Company will authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the Prospectus Supplement and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

     Underwriters, dealers and agents may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution by the Company to payments they may be required to make in respect thereof. The terms and conditions of such indemnification will be described in an applicable Prospectus Supplement. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

     Each series of Offered Securities other than Common Stock will be a new issue of securities with no established trading market. Any underwriters to whom Offered Securities are sold by the Company for public offering and sale may make a market in such Offered Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Offered Securities.

                                 LEGAL MATTERS

     The validity of the Offered Securities will be passed upon for the Company by Weil, Gotshal & Manges LLP, 700 Louisiana, Suite 1600, Houston, Texas 77002, and for the underwriters, dealers or agents, if any, by Andrews & Kurth L.L.P., 425 Lexington Avenue, New York, New York 10017, unless otherwise specified in the Prospectus Supplement.

                                    EXPERTS

     The consolidated financial statements of the Company and subsidiaries as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995, incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-K for the year ended December 31, 1995, have been audited by Deloitte & Touche LLP, independent auditors, as indicated in their report with respect thereto, and is incorporated by reference herein, in reliance upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Arethusa (Off-Shore) Limited and subsidiaries as of September 30, 1995 and 1994 and for each of the years in the three-year period ended September 30, 1995, incorporated by reference in this Prospectus from the Company's Current Report on Form 8-K dated May 13, 1996, have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their report with respect thereto, and is incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

                             ---------------------

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE OFFERED SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                             ---------------------

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
       PROSPECTUS SUPPLEMENT

Prospectus Supplement Summary.........   S-3
The Company...........................   S-6
Use of Proceeds.......................   S-7
Price Range of Common Stock...........   S-7
Capitalization........................   S-8
Selected Consolidated Financial
  Data................................   S-9
Unaudited Pro Forma Consolidated
  Condensed Financial Statements......  S-10
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................  S-13
Description of Notes..................  S-22
Certain United States Federal Tax
  Considerations......................  S-31
Underwriting..........................  S-36
Notice to Canadian Residents..........  S-37
Legal Matters.........................  S-38

                PROSPECTUS

Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
The Company...........................     3
Ratio of Earnings to Fixed Charges....     3
Use of Proceeds.......................     3
Description of Debt Securities........     3
Description of Preferred Stock........    10
Description of Common Stock...........    11
Description of Securities Warrants....    12
Plan of Distribution..................    13
Legal Matters.........................    14
Experts...............................    14

                            [DIAMOND OFFSHORE LOGO]

                                  $300,000,000

                                     % Convertible
                               Subordinated Notes
                                    Due 2007

                             PROSPECTUS SUPPLEMENT

                           CREDIT SUISSE FIRST BOSTON

                              MERRILL LYNCH & CO.

                              SALOMON BROTHERS INC